Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY

AND

AMONG

SOLUTIA INC.,

EASTMAN CHEMICAL COMPANY

AND

EAGLE MERGER SUB CORPORATION

DATED JANUARY 26, 2012

-i-

(CONTINUED)

-ii-

(CONTINUED)

-iii-

(CONTINUED)

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated January 26, 2012 (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this “Agreement”), by and among Solutia Inc., a Delaware corporation (the “Company”), Eastman Chemical Company, a Delaware corporation (“Parent”), Eagle Merger Sub Corporation, a Delaware corporation and indirect Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The Boards of Directors of the Company, Parent and Merger Sub have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Company being the surviving corporation in the Merger.

B. The parties desire to make or enter into certain representations, warranties and covenants in connection with the Merger and also to prescribe certain conditions to the Merger.

C. In connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain financial institutions have executed and delivered one or more commitment letters with respect to certain debt facilities, the proceeds of which, among other uses, will be used by Parent to fund the payment of a portion of the Merger Consideration (such commitment letters, the “Debt Commitment Letters”).

D. In connection with the Transactions, the Company and the American Transfer & Trust Company, LLC (the “Rights Agent”) will amend the Rights Agreement to make its provisions inapplicable to the Merger, the payments of the Merger Consideration, and the other transactions contemplated by this Agreement (the “Transactions”) on the terms and subject to the conditions set forth in this Agreement.

The Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I THE MERGER

Section 1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

Section 1.2 Closing. The closing (the “Closing”) of the Merger will take place at the offices of Jones Day, 1420 Peachtree Street, N.E., Suite 800, Atlanta, Georgia 30309 at 10:00 a.m. local time on the second Business Day following the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions at Closing) (the date of such satisfaction or waiver, the “Condition Satisfaction Date”), but in the event that the Condition Satisfaction Date occurs prior to May 31, 2012, Parent may elect (by delivery of written notice to the Company by such date) to delay the Closing to a later date (but in no case later than 20 Business Days following the Condition Satisfaction Date) if Parent permanently and unconditionally waives any further reliance on any of the conditions to Closing set forth in either Section 7.1 or Section 7.2. In lieu of the foregoing, the Closing may occur at such other place, time and date as may be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Parent, Merger Sub and the Company will cause to be filed with the Secretary of State of the State of Delaware a certificate of merger or other appropriate documents (collectively, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company will agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4 Effects. The Merger will have the effects set forth in Section 259 of the DGCL.

Section 1.5 Conversion of Securities. (a) Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Common Stock, each share of Company Common Stock (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and any Shares to be cancelled pursuant to Section 1.5(b)) will be converted automatically into the right to receive, in accordance with the terms of this Agreement, (i) $22.00 in cash (the “Cash Consideration”), without interest, and (ii) 0.120 (the “Exchange Ratio”) shares of validly issued, fully-paid and non-assessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), payable in the manner set forth in Section 2.1. Except as set forth in Section 1.5(b), as a result of the Merger, each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares (“Certificates”) and each holder of Shares outstanding immediately prior to the Effective Time that are not represented by Certificates (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such Shares except (x) the right to receive the Merger Consideration, any dividends or other distributions pursuant to Section 2.1(c) and cash in lieu of any fractional shares payable pursuant to Section 2.1(e), in each case to be issued or paid, without interest, in consideration therefor upon surrender of such Certificate or Book-Entry Shares in accordance with Section 2.1(b) (or in the case of a lost, stolen or destroyed Certificate, Section 2.1(j)) or (y) as provided by Law.

(b) Cancellation of Certain Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company, each Share held in the treasury of the Company immediately prior to the Effective Time will automatically be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

(c) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

Section 1.6 Certificate of Incorporation; Bylaws. (a) At the Effective Time, the Company’s certificate of incorporation will, by virtue of the Merger, be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will remain “Solutia Inc.”, and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Effective Time, the Company’s bylaws will, by virtue of the Merger, be amended and restated in their entirety to read as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation will remain “Solutia Inc.”, and as so amended and restated will be the bylaws of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law.

Section 1.7 Directors. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.8 Officers. At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE II DELIVERY OF MERGER CONSIDERATION

Section 2.1 Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, Parent will designate a commercial bank or trust company mutually acceptable to Parent and the Company to act as agent (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration and enter into an agreement reasonably acceptable to the Company with the Exchange Agent relating to the services to be performed by the Exchange Agent. Parent will deposit or will cause to be deposited with the Exchange Agent (by instruction to Parent’s transfer agent) at or prior to the Effective Time, (i) certificates representing the shares of Parent Common Stock issuable pursuant to Section 1.5(a) (or make appropriate alternative arrangements if uncertificated shares of Parent Common Stock represented by a book entry will be issued), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 1.5(a) and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.1(e) (such shares of Parent Common Stock and cash amounts so made available to the Exchange Agent are referred to collectively as the “Exchange Fund”). The cash portion of the Exchange Fund will be invested by the Exchange Agent as directed by Parent. Any interest or other income from such investments will be paid to and become income of Parent. In the event of loss from such investments or in the event that the Exchange Fund will be insufficient to deliver the Merger Consideration, Parent will promptly deposit, or caused to be deposited, such additional Merger Consideration with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such delivery. Except as contemplated by Section 2.1(g), the Exchange Fund will not be used for any purpose other than as specified in this Section 2.1(a).

(b) Exchange Procedures. (i) As promptly as practicable after the Effective Time, and in any event not later than the fifth Business Day after the Effective Time, Parent will cause the Exchange Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 1.5(a): (A) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery will be effected, and risk of loss and title will pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal), and (B) instructions for use in effecting the surrender of such holder’s Certificates and Book-Entry Shares pursuant to such letter of transmittal. Exchange of any Book-Entry Shares will be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

    (ii) Upon surrender of a Certificate or Book-Entry Share to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent, (A) the holder of such Shares will be entitled to receive in exchange therefor (1) cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 1.5(a) and this ARTICLE II, (2) a certificate representing the number of whole shares of Parent Common Stock (or uncertificated shares of Parent Common Stock represented by a book entry) representing the Stock Consideration that such holder has the right to receive pursuant to Section 1.5(a) and this ARTICLE II after applying the Exchange Ratio, (3) cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.1(e) and (4) any dividends or other distributions such holder is entitled to receive pursuant to Section 2.1(c); and (B) the Certificates or Book-Entry Shares so surrendered will forthwith be cancelled. Until surrendered as contemplated by Section 1.5(a) and this Section 2.1, each Certificate or Book-Entry Share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, in each case, without interest, the Merger Consideration, cash in lieu of any fractional shares of Parent Common Stock the holder of such Certificate or Book-Entry Share is entitled to receive pursuant to Section 2.1(e) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.1(c).

(c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with a record date after the Effective Time with respect to the Parent Common Stock (and no cash payment in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(e)) will be paid to the holder of any unsurrendered Certificate or Book-Entry Share until the holder of such Certificate or Book-Entry Share will surrender such Certificate or Book-Entry Share in accordance with

Section 2.1(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share in accordance with Section 2.1(b), there will be paid to the record holder of shares of Parent Common Stock issued in exchange therefor, without interest, at the appropriate payment date (or, if previously paid, promptly), the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender payable with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(e).

(d) No Further Rights in Company Common Stock. All Merger Consideration issued or paid upon surrender of Certificates or transfer of Book-Entry Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to Section 2.1(c) or Section 2.1(e)) will be deemed to have been issued or paid, as the case may be, in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.

(e) No Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock or book-entry credit of the same will be issued upon the surrender or exchange of Certificates or Book-Entry Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights (including the right to receive dividends or other distributions of Parent) of a stockholder of Parent. Each holder of a fractional share interest (rounded to three decimal places after applying the Exchange Ratio, and after taking into account all fractional share interests held by such holder) will receive, in lieu thereof, an amount in cash (without interest, rounded down to the nearest whole cent and subject to the amount of any withholding Taxes as contemplated in Section 2.1(i)) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

(f) Adjustments to Exchange Ratio. The Exchange Ratio will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends (excluding regular quarterly dividends at the currently announced level), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof) that remains undistributed to the holders of Shares on the date that is one year after the Effective Time will be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this ARTICLE II will thereafter look only to Parent for the Merger Consideration to which they are entitled pursuant to Section 1.5(a), any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.1(e) and any dividends or other distributions with respect to the Parent Common Stock to which they are entitled pursuant to Section 2.1(c).

(h) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation will be liable to any holder of Shares for any Merger Consideration from the Exchange Fund (or dividends or distributions with respect to Parent Common Stock) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by holders of Shares as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) Withholding Rights. Each of the Surviving Corporation, the Exchange Agent, Parent and Merger Sub will be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, the rules or regulations promulgated thereunder, any provision of applicable state, local or foreign Tax Law or any other Law. To the extent that amounts are so withheld, such withheld amounts will be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(j) Lost Certificates. If any Certificate will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the Shares formerly represented by such Certificate to which the holder thereof is entitled pursuant to Section 1.5(a), any cash in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 2.1(c).

Section 2.2 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company will be closed and there will be no further registration of transfers of Shares thereafter on the records of the Company. On or after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent or Parent for any reason will be cancelled and exchanged for the Merger Consideration with respect to the Shares formerly represented by such Certificates or Book-Entry Shares to which the holders thereof are entitled pursuant to Section 1.5(a), any cash in lieu of fractional shares of Parent Common Stock to which the holders of such Certificates or Book-Entry Shares are entitled pursuant to Section 2.1(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.1(c).

Section 2.3 Company Stock Options, Company Restricted Stock, Company RSUs, Company Performance Shares and Company Warrants.

(a) Company Stock Options. Each Company Stock Option which is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will at the Effective Time be cancelled and terminated at the Effective Time in exchange for the right to receive a cash amount equal to the Option Consideration for each share of Company Common Stock then subject to the Company Stock Option. The Option Consideration will be paid by the Surviving Corporation on the Closing Date. For purposes of this Agreement, (i) “Option Consideration” means, with respect to any share of Company Common Stock issuable under a particular Company Stock Option, an amount, if any, by which (A) the Cash Out Amount exceeds (B) the exercise price payable in respect of such share of Company Common Stock issuable under such Company Stock Option and (ii) the “Cash Out Amount” is the sum of (A) the Cash Consideration and (B) the Average Parent Stock Price multiplied by the number of full and fractional shares of Parent Common Stock included in the Stock Consideration.

(b) Company Restricted Stock. As of the Effective Time, each outstanding restricted stock award granted under the Company Equity Incentive Plan (“Company Restricted Stock”) the restrictions on which have not lapsed immediately prior to the Effective Time will become fully vested and the holder thereof will be entitled to receive, without any interest thereon, the Merger Consideration in accordance with ARTICLES I and II hereof, less applicable withholding taxes, if any, required to be withheld with respect to such payment.

(c) Restricted Stock Units. As of the Effective Time, each restricted stock unit with respect to shares of Company Common Stock that is outstanding immediately prior to the Effective Time (collectively, the “Company RSUs”) will be converted into a vested right to receive cash in an amount equal to the Cash Out Amount, to be paid in accordance with the applicable terms and conditions of such Company RSU.

(d) Company Performance Shares. As of the Effective Time, each outstanding performance share or performance share unit award granted under the Company Equity Incentive Plan (a “Company Performance Share”) the restrictions of which have not lapsed immediately prior to the Effective Time will vest according to the award provisions and therefore vest based on no greater than the performance results for the applicable performance period, and the holder thereof will be entitled to receive (i) in the case of Company Performance Shares in the form of restricted stock, the Merger Consideration, without any interest thereon, in accordance with ARTICLES I and II hereof, less applicable withholding taxes, if any, required to be withheld with respect to such payment and (ii) in the case of Company Performance Shares in the form of restricted stock units, cash in an amount equal to the Cash Out Amount, to be paid in accordance with the applicable terms and conditions of such Company Performance Share.

(e) Company Warrants. As of the Effective Time, each warrant issued pursuant to the Warrant Agreement (the “Warrant Agreement”), dated February 28, 2008, between the Company and the Rights Agent, as warrant agent, (a “Company Warrant”) outstanding as of the Effective Time, whether or not exercisable or vested, will be adjusted as necessary (including by way of amending the Warrant Agreement) to provide in accordance with Section 5.4(e) of the Warrant Agreement that, at the Effective Time, the obligations with respect to each Company Warrant outstanding immediately prior to the Effective Time will be assumed by Parent without any action on the part of the holder thereof and will be converted into a warrant of Parent to acquire upon exercise, on the same terms and conditions as were applicable under such Company Warrant immediately prior to the Effective Time other than changes that are immaterial to the holder of any such Company Warrant and are permitted by the Warrant Agreement, the per share Merger Consideration. Parent will notify the Company at least five Business Days prior to the date the Effective Time is expected to occur and deliver the notice contemplated in Section 5.4(g) of the Warrant Agreement. Following the Effective Time, Parent will reserve for issuance sufficient shares of Parent Common Stock to be issued upon exercise of the Company Warrants.

Section 2.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and are held by a stockholder (each, a “Dissenting Stockholder”) who is entitled to exercise, and properly exercises, dissenter’s rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into or exchangeable for or represent the right to receive the Merger Consideration (except as provided in this Section 2.4) and will entitle such Dissenting Stockholder only to payment of the fair value of such Dissenting Shares as may be determined to be due to the holder of such Dissenting Shares in accordance with Section 262 of the DGCL, unless and until such Dissenting Stockholder withdraws (in accordance with Section 262(k) of the DGCL) or effectively loses (through failure to perfect or otherwise) the right to appraisal. If any Dissenting Stockholder will have effectively withdrawn (in accordance with Section 262(k) of the DGCL) or lost (through failure to perfect or otherwise) the right to appraisal, then as of the later of the Effective Time or the occurrence of such event, the Dissenting Shares held by such Dissenting Stockholder will be cancelled and converted into and represent the right to receive, without any interest thereon, the Merger Consideration in accordance with ARTICLES I and II hereof, less applicable withholding taxes, if any, required to be withheld. From and after the Effective Time, Dissenting Shares will not be entitled to vote for any purpose or be entitled to the payment of dividends or other distributions (except dividends or other distributions payable to stockholders of record prior to the Effective Time). The Company will not, except with the prior written consent of Parent, voluntarily make (or cause or permit to be made on its behalf) any payment with respect to, or settle or make a binding offer to settle with (unless it results in the withdrawal of an appraisal demand), any Dissenting Stockholder regarding its exercise of dissenter’s rights prior to the Effective Time. The Company will give Parent notice of any such demands prior to the Effective Time, and Parent will have the right to participate in all negotiations and proceedings with respect to any exercise by any stockholder of dissenter’s rights.

Section 2.5 Tax Treatment. Parent, Merger Sub and the Company agree and acknowledge that the Merger will be treated as a taxable purchase of the Shares for the Merger Consideration (and not as a “reorganization” described in Section 368(a) of the Code) for United States federal income tax purposes.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in a publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) at any time on or after December 31, 2010 through the Measurement Date, but excluding any risk factor disclosure under the headings “Risk Factors,”

“Forward Looking Statements” or any similar precautionary sections, and (ii) as disclosed in the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent prior to the execution of this Agreement (which letter sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this ARTICLE III, or to one or more of the Company’s covenants contained in ARTICLE V, except that any information set forth in one section of the Company Disclosure Letter will be deemed to apply to all other sections or subsections thereof to the extent that it would be reasonably apparent that such information is applicable to such other section or subsection), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Corporate Organization. (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Copies of the certificate of incorporation of the Company, as amended and restated (the “Company Charter”), and the bylaws of the Company, as amended and restated (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

(c) Each Company Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clauses (ii) and (iii), except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the word “Subsidiary” when used with respect to any Person, means another Person, any amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body or, if there are no such voting interests, more than 50% of the equity interests of which is owned directly or indirectly by such first Person, the terms “Company Subsidiary” and “Parent Subsidiary” mean any direct or indirect Subsidiary of the Company or Parent, respectively, and, in the case of Parent, will include (A) Merger Sub prior to the Effective Time and (B) the Surviving Corporation as of and after the Effective Time, and the term “Surviving Corporation Subsidiary” means any direct or indirect Subsidiary of the Surviving Corporation.

Section 3.2 Capitalization. (a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, of which, as of January 25, 2012 (the “Measurement Date”), 122,250,050 shares were issued and outstanding, and (ii) 100,000,000 shares of Company preferred stock, par value $0.01 per share, of which 30,000 shares have been designated as Series A Participating Preferred Stock (together with the Company Common

Stock, the “Company Capital Stock”), of which, as of the Measurement Date, no shares were issued and outstanding. As of the Measurement Date, 1,247,183 shares of Company Common Stock were held in the Company’s treasury. As of the Measurement Date, 10,840,000 shares of Company Common Stock were reserved for issuance under the Company Equity Incentive Plan, including shares that would be issued upon the exercise of Company Stock Options and Company RSUs, and 4,481,250 shares of Company Common Stock were reserved for issuance upon exercise of issued and outstanding Company Warrants. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company has provided Parent with a list of (i) each Company Stock Option outstanding and unexercised as of the date hereof pursuant to the Company Equity Incentive Plan, which list specifies (A) the name of the holder of such Company Stock Option, (B) the number of shares of Company Common Stock subject to such Company Stock Option, (C) the exercise price of such Company Stock Option, (D) the date on which such Company Stock Option was granted, (E) the applicable vesting schedule, and (F) the date on which such Company Stock Option expires, (ii) the aggregate number of all shares of Company Restricted Stock which list specifies (A) the name of the holder of such shares of Company Restricted Stock, (B) the number of shares of Company Restricted Stock, (C) the date on which such shares of Company Restricted Stock were granted, and (D) the applicable vesting schedule, (iii) the aggregate number of all Company Performance Shares which list specifies (A) the name of the holder of such Company Performance Shares, (B) the number of Company Performance Shares, (C) the date on which such Company Performance Shares were granted, and (D) the applicable vesting schedule, and (iv) the aggregate number of Company RSUs, which list specifies (A) the name of the holder of such Company RSUs, (B) the number of Company RSUs, (C) the date on which such Company RSUs were granted, and (D) the applicable vesting schedule, in each case of (i), (ii), (iii) and (iv), outstanding as of the Measurement Date; since the Measurement Date through the date of this Agreement, the Company has not issued or awarded any options, restricted stock, restricted stock units under the Company Equity Incentive Plan. Except pursuant to this Agreement, the Company Equity Incentive Plan or as set forth in this Section 3.2, as of the Measurement Date, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Company Capital Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock.

(b) As of the Measurement Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote are issued or outstanding as of the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

Section 3.3 Authority; No Violation. (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation of the Transactions have been duly and validly approved by the Board of Directors of the Company (the “Company Board”). Subject to Section 6.10(d), the Company Board has determined that this Agreement and the Transactions are advisable and in the best interests of the Company and its stockholders and has directed that this Agreement and the Transactions be submitted to the Company’s stockholders for adoption at the Company Stockholders Meeting and, except for the adoption of this Agreement and the Transactions by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote at such meeting, voting together as a single class (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and remedies available.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, writ, edict, decree, rule, regulation, judgment, ruling, policy, guideline or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (a “Law”) applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any Company Material Contract or any Specified Contract, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.4 Consents and Approvals. Except for (i) the filing with the SEC of a proxy statement in definitive form relating to the Company Stockholders Meeting (the “Proxy Statement”) and of Parent’s registration statement on Form S-4 (the “Form S-4”) of which the

Proxy Statement will form a part, and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or with any foreign antitrust or competition Governmental Entity, (iv) the Company Stockholder Approval, and (v) the consents or approvals listed in Section 3.4 of the Company Disclosure Letter, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other Transactions, other than as would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.5 Reports. (a) The Company and each of the Company Subsidiaries has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements required to be filed or furnished, as applicable, since January 1, 2010 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Company Reports”). As of their respective effective dates (in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act of 1933 (the “Securities Act”)) and as of their respective filing or furnished dates, as applicable (in the case of all other Company Reports), or in the case of amendments thereto, as of the most recent such amendment, the Company Reports complied in all material respects with the requirements of the Securities Act, the Exchange Act and SOX, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company Reports, and none of the Company Reports as of such respective dates (or, if amended, the date of the filing or furnishing, as applicable, of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) No Company Reports filed pursuant to the Securities Act or filed or furnished pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”), and the respective rules and regulations thereunder, since December 31, 2010, as of the date of such Company Report (or, if amended prior to the date of this Agreement, as of the date of the last amendment and filing thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All Company Reports filed under the Securities Act and the Exchange Act since December 31, 2010, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company Reports and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since December 31, 2010 arranged any outstanding, “extensions of credit” to or for directors or executive officers of the Company in violation of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that receipts and expenditures are made only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since December 31, 2010, the Company has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) None of the Company Subsidiaries is, or at any time since December 31, 2010 has been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

Section 3.6 Financial Statements. (a) The unaudited consolidated balance sheet of Company and the Company Subsidiaries as of September 30, 2011, and the related consolidated statements of income and cash flows of the three-month and nine-month periods then ended, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Company Financial Statements”), and all other balance sheets and statements of income and cash flows of the Company and the Company Subsidiaries filed with the SEC thereafter on Form 10-K or Form 10-Q, fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and fairly present in all material respects the results of the consolidated operations, changes in stockholders’ equity, cash flows and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the date therein set forth, except the Company Financial Statements are subject to normal year-end audit adjustments in amounts that are immaterial in amount and are consistent with past experience. Each of the Company Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto.

(b) Except for those liabilities that are reflected or reserved against on the September 30, 2011 consolidated balance sheet of the Company and the Company Subsidiaries included in the Company Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2011 or as otherwise contemplated by this Agreement, neither the Company nor any of the Company Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of the Company and the Company Subsidiaries, except for liabilities and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries.

Section 3.7 Absence of Material Adverse Effect. Since September 30, 2011 through the date of this Agreement, no event or events have occurred that have had or would have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.8 Legal Proceedings. (a) Neither the Company nor any of the Company Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions, suits or governmental or regulatory investigations of any nature (each, an “Action”) as of the date hereof, or after the date hereof, outside of the ordinary course of business, against the Company or any of the Company Subsidiaries except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

(b) There is no non-environmental related Injunction or judgment imposed upon the Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.9 Taxes and Tax Returns. The Company and the Company Subsidiaries have duly filed all federal, state, foreign and local Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Any liability with respect to deficiencies asserted as a result of any audit of the Company or any Company Subsidiary Tax Return by the IRS or any other taxing authority is covered by adequate reserves in accordance with GAAP in the Company Financial Statements. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Company or any of the Company Subsidiaries for which the Company does not have adequate reserves. Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries). Within the past two years, the Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. As of the date hereof and to the knowledge of the Company, the Company has not undergone an “ownership change” within the meaning of Section 382(g) of the Code subsequent to the ownership change that occurred in 2008 in connection with the Company’s emergence from bankruptcy.

Section 3.10 Employee Benefit Plans; Labor. (a) Except as set forth in Section 3.10(a) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary maintains or contributes to (i) any nonqualified deferred compensation or retirement plans for employees located in the United States, (ii) any qualified “defined contribution plans” (as such term is defined under Section 3(34) of ERISA), (iii) any qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) (the plans set forth in (ii) and (iii) are collectively referred to herein as the “Pension Plans”), (iv) any “welfare benefit plans” (as such term is defined under Section 3(1) of ERISA) (the “Welfare Plans”), or (v) any compensatory fringe benefit or stock option plans, including written individual contracts, employee agreements, plans, programs, or arrangements, whether funded or unfunded, whether or not a Non-U.S. DB Plan, that currently are, or within the past five fiscal years of the Company or any Company Subsidiary, as appropriate, have been maintained and sponsored in whole or in part, or contributed to by any of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities, for the benefit of, providing any remuneration or benefits to, or covering any current or former employee or retiree, any dependent, spouse or other family member or beneficiary of such employee or retiree, or any director, independent contractor, member, officer, consultant of any of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities, or under (or in connection with) which the Company or any Company Subsidiary may have any liability (collectively clauses (i)-(v) are referred to as “Company Benefit Plans”).

(b) Each Pension Plan that is intended to meet the requirements of a “qualified plan” under Sections 401(a) and 501(a) of the Code has either received a favorable determination letter from the IRS that such Pension Plan is so qualified or has requested such a favorable determination letter within the remedial amendment period of Section 401(b) of the Code. Each Company Benefit Plan, including any amendments thereto, that is eligible for approval by, and/or registration for and/or qualification for special Tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval, or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment or change in Law that has not previously received such Approval. Except as would not reasonably be expected to have a

Material Adverse Effect, the Company Benefit Plans comply in form and in operation in all material respects with the requirements of the Code, ERISA, PPACA and all other applicable Laws, and none of the Company, the Company Subsidiaries and its Company Commonly Controlled Entities have received any notice from any Governmental Entity questioning or challenging such compliance that has not been resolved.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of the assets of any Pension Plan or Welfare Plan trust is an “employer security” (within the meaning of Section 407(d)(1) of ERISA) or “employer real property” (within the meaning of Section 407(d)(2) of ERISA).

(d) Except as would not reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any other Person that, together with the Company or any Company Subsidiary, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or any other applicable Law (a “Company Commonly Controlled Entity”) (A) has sponsored, maintained or contributed to, or been obligated to maintain or contribute to, or has any liability under, any Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit pension plan, (B) has any unsatisfied liability imposed under Title IV of ERISA or Section 412 of the Code or (C) has a Pension Plan with an “accumulated funding deficiency” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, nor has any waiver of the minimum funding standards of Section 302 of ERISA or Section 412 of the Code been requested for such a Pension Plan and (ii) all contributions (including all employer contributions and employee salary reduction contributions) or insurance premiums that are due have been paid with respect to each Company Benefit Plan, and all contributions or insurance premiums for any period ending on or before the Closing Date that are not yet due have been paid with respect to each such Company Benefit Plan or accrued, in each case in accordance with the past custom and practice of the Company, and contributions to each Non-U.S. DB Plan have always been made in accordance with the recommendations of the actuary valuing such arrangement and applicable Law and guidance and (A) no Pension Plan or related trust has been terminated during the last five years and (B) there has been no “reportable event” (as defined in Section 4043 of ERISA), other than an event for which the 30-day notice period has been waived, with respect to any Pension Plan during the year.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any Company Subsidiary has communicated a commitment (whether orally or in writing, whether as part of the collective bargaining process or not) generally to employees, any employee representation body or specifically to any employee regarding (i) any future increase of benefit levels (or creation of new benefits) with respect to the Company Benefit Plans beyond those reflected in such plans, or (ii) the adoption or creation of any new benefit plan.

(f) Except as would not reasonably be expected to have a Material Adverse Effect, (i) none of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities contributes to or has any liability or potential liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA) during the five-year period ending as of the Closing Date, (ii) none of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities is subject to any withdrawal or partial withdrawal liability within the contemplation of Section 4201 of ERISA and (iii) none of the Company, the Company Subsidiaries and the Company Commonly Controlled Entities has entered into any transaction which has or could subject the Company, any Company Subsidiary or any Company Commonly Controlled Entity to any such withdrawal or partial withdrawal liability.

(g) Except as would not reasonably be expected to have a Material Adverse Effect, none of the Welfare Plans obligates the Company or any Company Subsidiary to provide any Company Employee, current employee or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any Company Subsidiary, other than as required under COBRA or any similar state Law.

(h) Except as would not reasonably be expected to have a Material Adverse Effect, no Company Benefit Plan (excluding for this purpose any individual employment agreement or arrangement) has a provision, and no commitment (whether oral or in writing) has been made, that restricts the Company or Company Subsidiaries from amending or terminating such Company Benefit Plan with respect to the accrual of future benefits; provided that the legal obligation to bargain over mandatory subjects of bargaining under any Law will not be considered such a restriction.

(i) Except as would not reasonably be expected to have a Material Adverse Effect, (i), no amounts payable under any Company Benefit Plan will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code or will fail to be deductible under any other applicable Law and (ii), consummation of the transactions contemplated by this Agreement will not (A) entitle any Company Employee, current employee, or former employee (or spouse, dependent or other family member of such employee) of the Company or Company Subsidiaries to severance pay, unemployment compensation, or any payment contingent upon a change in control or ownership of the Company or Company Subsidiaries, or (B) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such Company Employee, current employee, or former employee (or any spouse, dependent, or other family member of such employee).

(j) Except as would not reasonably be expected to have a Material Adverse Effect, (i) each Company Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) subject to Section 409A of the Code is and has been in documentary and operational compliance with Section 409A of the Code and any guidance issued with respect thereto and (ii) no Company Stock Option is considered to be a non-qualified deferred compensation arrangement subject to Section 409A of the Code.

(k) Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries have correctly classified Persons engaged as consultants or independent contractors for employment purposes.

(l) Except as would not reasonably be expected to have a Material Adverse Effect, all amounts required to be included in the Company’s most recent financial statements in respect of any plan that provides retirement benefits on a defined benefit basis (a “Non-U.S. DB Plan”) has been included.

(m) Except as would not reasonably be expected to have a Material Adverse Effect, the Company has complied with all Laws concerning employment rights and obligations. Section 3.10(m) of the Company Disclosure Letter lists each collective bargaining agreement to which the Company or a Company Subsidiary is a party in respect of the employees of the Company or a Company Subsidiary on the date of this Agreement, and any membership of the Company or a Company Subsidiary in any employers’ organization which is entitled to conclude a collective bargaining agreement on behalf of its member companies, and any collective bargaining agreement which, although the Company or Company Subsidiary is not a party to it, applies due to standard reference in employment agreements or by state decree as a generally applicable collective bargaining agreement. No collective bargaining agreement or shop agreement is, as of the date of this Agreement, being negotiated or renegotiated in any material respect by the Company or any of the Company Subsidiaries. As of the date of this Agreement, there is no labor dispute or strike against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened which would interfere with the respective business activities of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company. As of the date of this Agreement, to the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has committed during the three years prior to the date hereof any unfair labor practice in connection with the operation of the respective businesses of the Company or any of the Company Subsidiaries, and there is no charge or complaint against the Company or any of the Company Subsidiaries by the National Labor Relations Board or any comparable governmental agency or in relation to any labor rules and regulations or any other competent labor authority pending or threatened in writing, that would have a Material Adverse Effect on the Company.

Section 3.11 Compliance with Applicable Law. Other than with respect to Tax Laws (which are governed by Section 3.9), Environmental Matters (which are governed by Section 3.12), and matters related to Anti-Corruption Laws, Export Control Laws or anti-money laundering laws (which are governed by Section 3.17) the Company and each of the Company Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals, certificates, notices, authorizations and rights of or with all Governmental Entities (“Permits”) necessary for the lawful conduct of their respective businesses under and pursuant to each, and during the two years prior to the date hereof have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to the Company or any of the Company Subsidiaries, except where the failure to hold such Permit or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.12 Environmental Matters. (a) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole: (i) the Company is, and at all times since January 1, 2007 has been, in compliance with all Environmental Laws; (ii) the Company has obtained or has made timely applications for or is in the process of obtaining and has maintained and is in compliance with all Environmental Authorizations required for the operation of its business as currently conducted; and (iii) such Environmental Authorizations are in full force and effect and there is no Action pending or, to the Company’s knowledge, threatened which might directly and adversely affect the validity of any effective or proposed Environmental Authorization.

(b) None of the Company’s assets are subject to any material Lien imposed by or arising under any Environmental Law, and there is no Action pending or, to the Company’s knowledge, threatened for imposition of any such material Lien.

(c) To the Company’s knowledge, since January 1, 2007, the Company has not received any written communication from any Environmental Authority or any other Person that such Environmental Authority or Person is undertaking an investigation or alleging that the Company is in violation of any Environmental Law or Environmental Authorization or subject to Environmental Liabilities except in each case as would not reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

(d) Except as identified in Section 3.12 of the Company Disclosure Letter, to the Company’s knowledge, the Company has not been named, identified or alleged to be a responsible party or a potentially responsible party under CERCLA or any state Law based on, or analogous to, CERCLA.

(e) There is no Action arising under Environmental Laws pending against the Company nor, to the Company’s knowledge, is any such Action threatened except in each case as would not reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

(f) Since September 1, 1997 the Company has not (except as permitted pursuant to an Environmental Authorization) Released any Hazardous Substances that require any Response under Environmental Law, the Response costs associated with which would reasonably be expected to have a Material Adverse on the Company and the Company Subsidiaries taken as a whole.

(g) Except for transfer or reissuance of Environmental Authorizations necessary to operate the Company’s business, the Transactions do not require the pre-Closing consent or pre-approval of any Environmental Authority regarding Environmental Laws or Environmental Authorizations the failure to obtain which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole.

(h) Except in compliance with applicable Environmental Laws (and except for any noncompliance therewith which would not reasonably be expected to have a Material Adverse Effect on the Company and the Company Subsidiaries taken as a whole), neither the Company nor any Company Subsidiary is currently operating any landfill, surface impoundment or disposal area at any properties or assets currently owned, leased operated or used by the Company or any Company Subsidiary.

(i) This Section 3.12 sets forth the sole representations and warranties of the Company with respect to environmental, health and safety matters, including all matters arising under Environmental Laws and with respect to Environmental Liabilities. This Section 3.12 does not limit or modify the representations and warranties of the Company in Section 3.6 hereof.

Section 3.13 Material Contracts. (a) Except for Company Material Contracts filed as exhibits to the Company Reports prior to the date of this Agreement or, as listed in Section 3.13(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by (i) any “material contract” required to be filed as an exhibit to the Company’s annual report on Form 10-K pursuant to item 601(b)(10) of Regulation S-K of the SEC or (ii) any Contract that:

     (i) is a “non-compete,” or similar agreement that restricts or purports to restrict the geographic area in which the Company or any of the Company Subsidiaries may conduct any line of business, or that requires the referral of business opportunities by the Company or any of the Company Subsidiaries that could reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole in either case, that materially interferes with the operation of the Company’s business as it is presently conducted;

     (ii) relates to partnerships, joint ventures or similar arrangements pursuant to which the Company or any of the Company Subsidiaries invests in any other Person that could reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole; or

     (iii) provides for the acquisition or disposition of any assets by the Company or any of the Company Subsidiaries with a purchase price therefor in excess of $50,000,000 that has been entered into since January 1, 2009

(all contracts of the type described in this Section 3.13(a), being referred to herein as a “Company Material Contract”).

(b) Neither the Company nor any of the Company Subsidiaries is in breach of or default under the terms of any Company Material Contract in any material respect. To the knowledge of the Company, no other party to any Company Material Contract is in any material respect in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. True, correct and complete copies of each Company Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Parent.

Section 3.14 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”).

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) as of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened claims in writing by any Person alleging infringement or misappropriation by the Company or any Company Subsidiary arising from their use of the Company Intellectual Property, and (ii) to the knowledge of the Company, the conduct of the businesses of the Company and Company Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) as of the date of this Agreement, neither the Company nor any Company Subsidiary has made any claim during the past 12 months of any misappropriation or infringement by any third party of its rights to or in connection with the use of any Company Intellectual Property; and (ii) to the knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property.

(d) The Company and the Company Subsidiaries have taken reasonable measures to protect the confidentiality of their material Trade Secrets. To the Company’s knowledge, none of the material Trade Secrets of the Company and the Company Subsidiaries have been disclosed or authorized to be disclosed by the Company or the Company Subsidiaries to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Company’s knowledge, no third party to any nondisclosure agreement with the Company or any Company Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect on the Company.

Section 3.15 Title to Properties; Assets. Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of the Company Subsidiaries have good and valid fee simple title to its owned properties and tangible assets or good and valid leasehold interests in all of its leasehold properties and tangible assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practices. All such properties and assets, other than properties and assets in which the Company or any Company Subsidiary have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

Section 3.16 Real Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company or one of the Company Subsidiaries has good and fee simple title to all real property owned by the Company or any of the Company Subsidiaries as of the date of this Agreement (the “Company Owned Real Property”) and valid leasehold estates in all real property leased or subleased (whether as tenant or subtenant) by the Company or any of the Company Subsidiaries as of the date of this Agreement (including improvements thereon, the “Company Leased Real Property”). Except as would not reasonably be expected, individually or in the aggregate, to have a Material

Adverse Effect on the Company, the Company or one of the Company Subsidiaries has exclusive possession of each Company Leased Real Property and Company Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants, guests, hosts or licensees pursuant to agreements with respect to such real property.

Section 3.17 Foreign Corrupt Practices; Money Laundering; Export Control Laws.

(a) During the three years prior to the date hereof, none of the Company, any Company Subsidiary or, to the Company’s knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any Company Subsidiary, in the course of its actions for, or on behalf of, the Company or any Company Subsidiary has directly or indirectly, offered, paid, authorized, or ratified any bribe, kickback, or other illicit payment in violation of any applicable Law, including the Foreign Corrupt Practices Act of 1977, the Bribery Act of 2010 of the United Kingdom, the Convention on Combating Bribery of Foreign Officials in International Business Transactions, any Laws prohibiting commercial bribery, or any other applicable anti-corruption Law (collectively, the “Anti-Corruption Laws”).

(b) The Company and the Company Subsidiaries are in compliance with, and have not previously violated during the three years prior to the date hereof, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 C.F.R., Subtitle B, Chapter V.

(c) The Company and the Company Subsidiaries are in compliance with all export control laws applicable to the Company and the Company Subsidiaries, including without limitation those laws under the authority of the U.S. Department of Commerce (Bureau of Industry and Security) codified at 15 C.F.R. Parts 730-799 (The Export Administration Regulations), the U.S. Department of State (Directorate of Defense Trade Controls) codified at 22 C.F.R. Parts 103, 120-130; the U.S. Department of Treasury (Office of Foreign Assets Control) codified at 31 C.F.R. Parts 500-599; and the U.S. Department of Homeland Security (Customs and Border Protection) codified at 19 C.F.R. Parts 1-199, and the equivalent laws in any jurisdiction in which the Company operates (collectively, the “Export Control Laws”). None of the Company or any Company Subsidiary has during the three years prior to the date hereof received any written notification alleging that it is not in compliance with the Export Control Laws, and, Company’s knowledge, none of the Company and the Company Subsidiaries is under investigation with respect to any violation of any Export Control Law.

Section 3.18 Insurance. The Company and the Company Subsidiaries maintain reasonable insurance in such amounts and against such risks as the Company believes to be customary for the industries in which it and the Company Subsidiaries operate. Neither the Company nor any of the Company Subsidiaries has received notice of any pending or threatened cancellation with respect to any such material insurance policy, and each of the Company and the Company Subsidiaries is in compliance in all material respects with all conditions contained therein.

Section 3.19 Opinions. Prior to the execution of this Agreement, the Company Board has received an opinion from each of Deutsche Bank Securities, Inc., Moelis & Company LLC and Perella Weinberg Partners LP to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to holders of Shares from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.20 Company Information. The information relating to the Company, the Company Subsidiaries and its or their respective officers and directors that is or will be provided by the Company or its Representatives for inclusion in the Proxy Statement and the Form S-4, and in any other document filed with any other Regulatory Agency in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent or any of the Parent Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.21 Application of Takeover Protections; Rights Agreement. Subject to the accuracy of the representations and warranties set forth in Section 4.22, the Company and the Company Board have taken all necessary action, if any, in order to render inapplicable to the Transactions any restriction on business combinations contained in any applicable control share acquisition, interested stockholder, business combination, or similar statute which is or would reasonably be expected to become applicable to Parent or Merger Sub as a result of the Transactions, including the Merger and the conversion of Company Common Stock pursuant to Section 1.5. The Company Board has taken all actions necessary to approve the amendment of the Rights Agreement (the “Rights Agreement Amendment”) to provide (i) that neither Parent nor Merger Sub nor any of their Affiliates or associates will be deemed to be an Acquiring Person (as such term is defined in the Rights Agreement) and that no Stock Acquisition Date, Distribution Date, Section 13 Event (all as defined in the Rights Agreement) or any event or occurrence described in Section 11(a)(ii) of the Rights Agreement will be deemed to have occurred as a result of the execution, delivery or performance of this Agreement or the consummation of the transactions completed hereby, including the Merger, and (ii) that the Rights Agreement will terminate at the Effective Time.

Section 3.22 Vote Required. The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Transactions (including the Merger).

Section 3.23 Broker’s Fees. None of the Company, any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Transactions, other than Deutsche Bank Securities, Inc., Moelis & Company LLC and Perella Weinberg Partners LP.

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this ARTICLE III, neither the Company nor any other Person makes any representation or warranty with respect to the Company or the

Company Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (i) as set forth in a publicly available effective registration statement, prospectus, report, form, schedule or definitive proxy statement filed by Parent with the SEC at any time on or after December 31, 2010 through the Measurement Date, but excluding any risk factor disclosure under the headings “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections, and (ii) as disclosed in the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (which letter sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this ARTICLE IV, or to one or more of Parent’s or Merger Sub’s covenants contained in ARTICLE V, except that any information set forth in one section of the Parent Disclosure Letter will be deemed to apply to all other sections or subsections thereof to the extent that it would be reasonably apparent that such information is applicable to such other section or subsection), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1 Corporate Organization. (a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Copies of the certificate of incorporation of Parent, as amended and restated (the “Parent Charter”), the bylaws of Parent, as amended and restated (the “Parent Bylaws”), the certificate of incorporation of Eastman Europe, Middle East and Africa, Ltd. (“EMEA”), as amended and restated (the “EMEA Charter”), the bylaws of EMEA, as amended and restated (the “EMEA Bylaws”), the Certificate of Incorporation of Merger Sub (the “Merger Sub Charter”) and the Bylaws of Merger Sub (the “Merger Sub Bylaws”), each as in effect as of the date of this Agreement, have previously been made available to the Company. EMEA is a wholly owned subsidiary of Parent. Merger Sub is a wholly owned subsidiary of EMEA.

(c) Each Parent Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clauses (ii) and (iii), except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.2 Capitalization. (a) The authorized capital stock of Parent, as of the Measurement Date, is 400,000,000 shares consisting of (i) 350,000,000 shares designated as Parent Common Stock and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share (the “Parent Preferred Stock”). No shares of Parent Preferred Stock are issued or outstanding, nor are there any outstanding warrants, options or other rights to acquire same, or securities convertible into or exchangeable for the same. As of the Measurement Date, (i) 136,973,372 shares of Parent Common Stock were issued and outstanding, (ii) 59,539,633 shares of Parent Common Stock were held by Parent in its treasury, and (iii) an aggregate of 9,700,000 shares of Parent Common Stock were reserved for issuance under Parent equity plans (the “Parent Equity Awards”), of which 6,250,901 shares of Parent Common Stock are issuable upon the exercise of outstanding awards thereunder. There are no other classes of capital stock of Parent authorized or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Measurement Date, except pursuant to this Agreement and the Parent Equity Awards, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock. Parent has provided the Company with a true and correct description of the outstanding Parent Stock Options. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

(b) As of the Measurement Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of Parent may vote are issued or outstanding as of the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

(d) All of the issued and outstanding shares of common stock of Merger Sub are owned directly by EMEA, a wholly owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, has not engaged in any activities other than in connection with the Transactions and has incurred no liabilities or obligations other than as contemplated hereby.

Section 4.3 Authority; No Violation. (a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Transactions have been duly and validly approved by the Board of Directors of Parent (the “Parent Board”), the Board of Directors of EMEA (the “EMEA Board”) and the Board of Directors of Merger Sub (the “Merger Sub Board”). The Parent Board, the EMEA Board and the Merger Sub Board have determined that this Agreement and the Transactions are advisable and in the best interests of Parent, EMEA and Merger Sub and their respective stockholders and, except for the adoption of this Agreement by EMEA as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent, EMEA or Merger Sub are necessary to approve this Agreement and to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and by Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and remedies available.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub, nor the consummation of the Transactions, nor compliance by Parent or Merger Sub, as applicable, with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the EMEA Charter, the EMEA Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Injunction or Law applicable to Parent, Merger Sub, any of the Parent Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent, Merger Sub or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any Parent Material Contract, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on Parent or Merger Sub.

Section 4.4 Consents and Approvals. Except for (i) the filing with the SEC of the Proxy Statement and the filing and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the HSR Act or with any foreign antitrust or competition Governmental Entity, and (iv) the consents or approvals listed in Section 4.4 of the Parent Disclosure Letter, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent or Merger Sub of this Agreement and (B) the consummation by Parent and Merger Sub, as applicable, of the Merger and the other Transactions, other than as would not reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.5 Reports. (a) Parent and each of the Parent Subsidiaries has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements required to be filed or furnished, as applicable, since January 1, 2010 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “Parent Reports”). As of their respective effective dates (in the case of Parent Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing or furnished, as applicable, dates (in the case of all other Parent Reports), or in the case of amendments thereto, as of the most recent such amendment, the Parent Reports complied in all material respects with the requirements of the Exchange Act, the Securities Act and SOX, as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Parent Reports, and none of the Parent Reports as of such respective dates (or, if amended, the date of the filing or furnishing, as applicable, of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) No Parent Reports filed with the SEC pursuant to the Securities Act or filed or furnished pursuant to the Exchange Act, and the respective rules and regulations thereunder, since December 31, 2010, as of the date of such Parent Report (or, if amended prior to the date of this Agreement, as of the date of the last amendment and filing thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All Parent Reports filed under the Securities Act and the Exchange Act since December 31, 2010, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Parent Reports and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither Parent nor any of Parent Subsidiaries has outstanding, or has since December 31, 2010 arranged any outstanding, “extensions of credit” to or for directors or executive officers of Parent in violation of Section 402 of SOX.

(d) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that receipts and expenditures are made only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Since December 31, 2010, Parent has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” in Parent’s internal controls over financial reporting. To the knowledge of Parent, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Parent.

(g) None of the Parent Subsidiaries is, or at any time since December 31, 2010 has been, subject to the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act.

Section 4.6 Financial Statements. (a) The unaudited consolidated balance sheet of Parent and the Parent Subsidiaries as of September 30, 2011, and the related consolidated statements of income and cash flows of the three-month and nine-month periods then ended, as reported in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the “Parent Financial Statements”), and all other balance sheets and statements of income and cash flows of the Parent and the Parent Subsidiaries filed with the SEC thereafter on Form 10-K or Form 10-Q, fairly present in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the date thereof, and fairly present in all material respects the results of the consolidated operations, changes in stockholders’ equity, cash flows and consolidated financial position of Parent and the Parent Subsidiaries for the respective fiscal periods or as of the date therein set forth, except that the Parent Financial Statements are subject to normal year-end audit adjustments in amounts that are immaterial in amount and are consistent with past experience. Each of the Parent Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto.

(b) Except for those liabilities that are reflected or reserved against on the September 30, 2011 consolidated balance sheet of Parent and the Parent Subsidiaries included in the Parent Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2011 or as otherwise contemplated by this Agreement, neither Parent nor any of the Parent Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of Parent and the Parent Subsidiaries, except for liabilities and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent and the Parent Subsidiaries.

Section 4.7 Absence of Material Adverse Effect. Since September 30, 2011 through the date of this Agreement, no event or events have occurred that have had or would have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

Section 4.8 Legal Proceedings. (a) Neither Parent nor any of the Parent Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, Actions as of the date hereof, or after the date hereof, outside of the ordinary course of business, against Parent or any Parent Subsidiary except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(b) There is no non-environmental related Injunction or judgment imposed upon Parent, any of the Parent Subsidiaries or the assets of Parent or any Parent Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on Parent.

Section 4.9 Taxes and Tax Returns. The Parent and the Parent Subsidiaries have duly filed all federal, state, foreign and local Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. Any liability with respect to deficiencies asserted as a result of any audit of Parent or any Parent Subsidiary Tax Returns by the IRS or any other taxing authority is covered by adequate reserves in accordance with GAAP in the Parent’s financial statements. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Parent or any of the Parent Subsidiaries for which the Parent does not have adequate reserves. Neither Parent nor any of the Parent Subsidiaries is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such agreement or arrangement exclusively between or among Parent and the Parent Subsidiaries).

Section 4.10 Compliance with Applicable Law.

Other than with respect to Tax Laws (which are governed by Section 4.9), Environmental Matters (which are governed by Section 4.12) and matters related to Anti-Corruption Laws, Export Control Laws or anti-money laundering laws (which are governed by Section 4.16), Parent and each of the Parent Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses under and pursuant to each, and during the two years prior to the date hereof have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to Parent or any of the Parent Subsidiaries, except where the failure to hold such Permit or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

Section 4.11 Environmental Matters. (a) Except in each case as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and the Parent Subsidiaries taken as a whole: (i) Parent is, and at all times since January 1, 2007 has been, in compliance with all Environmental Laws; (ii) Parent has obtained or has made timely applications for or is in the process of obtaining and has maintained and is in compliance with all Environmental Authorizations required for the operation of its business as currently conducted; and (iii) such Environmental Authorizations are in full force and effect and there is no Action pending or, to Parent’s knowledge, threatened which might directly and adversely affect the validity of any effective or proposed Environmental Authorization.

(b) None of Parent’s assets are subject to any material Lien imposed by or arising under any Environmental Law, and there is no Action pending or, to Parent’s knowledge, threatened for imposition of any such material Lien.

(c) To Parent’s knowledge, since January 1, 2007, Parent has not received any written communication from any Environmental Authority or any other Person that such Environmental Authority or Person is undertaking an investigation or alleging that Parent is in violation of any Environmental Law or Environmental Authorization or subject to Environmental Liabilities except in each case as would not reasonably be expected to have a Material Adverse Effect on Parent and Parent Subsidiaries taken as a whole.

(d) Except as identified in Section 4.11 of the Parent Disclosure Letter, to Parent’s knowledge, Parent has not been named, identified or alleged to be a responsible party or a potentially responsible party under CERCLA or any state Law based on, or analogous to, CERCLA.

(e) There is no Action arising under Environmental Laws pending against Parent nor, to Parent’s knowledge, is any such Action threatened except in each case as would not reasonably be expected to have a Material Adverse Effect on Parent and Parent Subsidiaries taken as a whole.

(f) Since September 1, 1997 Parent has not (except as permitted pursuant to an Environmental Authorization) Released any Hazardous Substances that require any Response under Environmental Law, the Response costs associated with which would reasonably be expected to have a Material Adverse on Parent and Parent Subsidiaries taken as a whole.

(g) Except for transfer or reissuance of Environmental Authorizations necessary to operate Parent’s business, the Transactions do not require the pre-Closing consent or pre-approval of any Environmental Authority regarding Environmental Laws or Environmental Authorizations the failure to obtain which would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent and the Parent Subsidiaries taken as a whole.

(h) Except in compliance with applicable Environmental Laws (and except for any noncompliance therewith which would not reasonably be expected to have a Material Adverse Effect on Parent and the Parent Subsidiaries taken as a whole), neither Parent nor any Parent Subsidiary is currently operating any landfill, surface impoundment or disposal area at any properties or assets currently owned, leased operated or used by Parent or any Parent Subsidiary.

(i) This Section 4.11 sets forth the sole representations and warranties of Parent with respect to environmental, health and safety matters, including all matters arising under Environmental Laws and with respect to Environmental Liabilities. This Section 4.11 does not limit or modify the representations and warranties of Parent in Section 4.6 hereof.

Section 4.12 Material Contracts. (a) Except for Parent Material Contracts filed as exhibits to the Parent Reports prior to the date of this Agreement or, as listed in Section 4.12(a) of the Parent Disclosure Letter, as of the date of this Agreement, neither Parent nor any of the Parent Subsidiaries is a party to or bound by any “material contract” required to be filed as an exhibit to Parent’s annual report on Form 10-K pursuant to item 601(b)(10) of Regulation S-K of the SEC (all contracts of the type described in this Section 4.12(a), being referred to herein as a “Parent Material Contract”).

(b) Neither Parent nor any of the Parent Subsidiaries is in breach of or default under the terms of any Parent Material Contract in any material respect. To the knowledge of Parent, no other party to any Parent Material Contract is in any material respect in breach of or default under the terms of any Parent Material Contract. Each Parent Material Contract is a valid and binding obligation of Parent or any Parent Subsidiary which is a party thereto and, to the knowledge of Parent, is in full force and effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. True, correct and complete copies of each Parent Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Parent.

Section 4.13 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, all Intellectual Property used in their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”).

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent, (i) as of the date of this Agreement, there are no pending or, to the knowledge of Parent, threatened claims in writing by any Person alleging infringement or misappropriation by Parent or any Parent Subsidiary arising from their use of the Parent Intellectual Property, and (ii) to the knowledge of Parent, the conduct of the businesses of Parent and the Parent Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Parent, (i) as of the date of this Agreement, neither Parent nor any Parent

Subsidiary has made any claim during the past 12 months of any misappropriation or infringement by any third party of its rights to or in connection with the use of any Parent Intellectual Property, and (ii) to the knowledge of Parent, no Person is infringing or misappropriating any Parent Intellectual Property.

(d) Parent and the Parent Subsidiaries have taken reasonable measures to protect the confidentiality of their material Trade Secrets. To Parent’s knowledge, none of the material Trade Secrets of Parent and the Parent Subsidiaries have been disclosed or authorized to be disclosed by Parent or the Parent Subsidiaries to any third party other than pursuant to a nondisclosure agreement, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To Parent’s knowledge, no third party to any nondisclosure agreement with Parent or any Parent Subsidiary is in material breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect on Parent.

Section 4.14 Title to Properties; Assets. Except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of the Parent Subsidiaries have good and valid fee simple title to its owned properties and tangible assets or good and valid leasehold interests in all of its leasehold properties and tangible assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practices. All such properties and tangible assets, other than properties and assets in which Parent or any Parent Subsidiary have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

Section 4.15 Real Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent or one of the Parent Subsidiaries has good and fee simple title to all real property owned by Parent or any of the Parent Subsidiaries as of the date of this Agreement (the “Parent Owned Real Property”) and valid leasehold estates in all real property leased or subleased (whether as a tenant or subtenant) by Parent or any of the Parent Subsidiaries as of the date of this Agreement (including improvements thereon, the “Parent Leased Real Property”). Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent or one of the Parent Subsidiaries has exclusive possession of each Parent Leased Real Property and Parent Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants, guests, hosts or licensees pursuant to agreements with respect to such real property.

Section 4.16 Foreign Corrupt Practices; Money Laundering; Export Control Laws.

(a) During the three years prior to the date hereof, none of Parent, any Parent Subsidiary or, to Parent’s knowledge, any director, officer, agent, employee or other Person acting on behalf of Parent or any Parent Subsidiary, in the course of its actions for, or on behalf of, Parent or any Parent Subsidiary has directly or indirectly, offered, paid, authorized, or ratified any bribe, kickback, or other illicit payment in violation of any applicable Law, including the Anti-Corruption Laws.

(b) Parent and the Parent Subsidiaries are in compliance with, and have not previously violated during the three years prior to the date hereof, the USA Patriot Act of 2001 and all other applicable U.S. and non-U.S. anti-money laundering laws and regulations, including, but not limited to, the laws, regulations and Executive Orders and sanctions programs administered by the U.S. Office of Foreign Assets Control, including, but not limited, to (i) Executive Order 13224 of September 23, 2001 entitled, “Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism” (66 Fed. Reg. 49079 (2001)); and (ii) any regulations contained in 31 C.F.R., Subtitle B, Chapter V.

(c) Parent and the Parent Subsidiaries are in compliance with all export control laws applicable to Parent and the Parent Subsidiaries, including without limitation the Export Control Laws. None of Parent or any Parent Subsidiary has during the three years prior to the date hereof received any notification alleging that it is not in compliance with the Export Control Laws, and, to Parent’s knowledge, none of Parent and the Parent Subsidiaries is under investigation with respect to any violation of any Export Control Law.

Section 4.17 Insurance. Parent and the Parent Subsidiaries maintain reasonable insurance in such amounts and against such risks as Parent believes to be customary for the industries in which it and the Parent Subsidiaries operate. Neither Parent nor any of the Parent Subsidiaries has received notice of any pending or threatened cancellation with respect to any such material insurance policy, and each of Parent and the Parent Subsidiaries is in compliance in all material respects with all conditions contained therein.

Section 4.18 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of executed Debt Commitment Letters to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Financing”). As of the date of this Agreement, the Debt Commitment Letters have not been amended or modified and the respective commitments contained therein have not been withdrawn or rescinded in any respect. As of the date of this Agreement, the Debt Commitment Letters, in the form so delivered, are in full force and effect and are legal, valid and binding obligations of Parent, and to the knowledge of Parent, the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. Parent has fully paid, or is paying, substantially contemporaneously with the execution and delivery of this Agreement, any and all commitment fees or other fees in connection with the Debt Commitment Letters that are payable on or prior to the date of this Agreement. The net proceeds contemplated by the Debt Commitment Letters will, together with cash and cash equivalents available to Parent and committed credit facilities in the aggregate, be sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under ARTICLE I of this Agreement. As of the date of this Agreement, Parent has no reason to believe that it will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Debt Commitment Letters. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any term or condition of the Debt Commitment Letters or that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto; provided that Parent is not making any representations in this Section 4.18 regarding the effect of the inaccuracy of any of the representations and warranties in ARTICLE II. Except as set forth in the Debt Commitment Letters, there are no (i) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letters to fund the full amount of the Financing; or (ii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which either Parent, Merger Sub or any of their respective Affiliates is a party that would permit the lenders specified in the Debt Commitment Letters to reduce the total amount of the Financing (other than retranching or reallocating the Financing in a manner that does not reduce the aggregate amount of the Financing), or that would materially and adversely affect the availability of the Financing.

Section 4.19 Opinions. Prior to the execution of this Agreement, the Parent Board has received an opinion from each of Barclays Capital Inc. and Citigroup Global Markets, Inc. to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the Company from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.20 Parent Information. The information relating to Parent and the Parent Subsidiaries to be contained in the Proxy Statement and the Form S-4, or the information relating to Parent and the Parent Subsidiaries that is or will be provided by Parent or its Representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Form S-4 (except for such portions thereof that relate only to the Company or any of the Company Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

Section 4.21 Application of Takeover Protections; Rights Agreement. Parent and the Parent Board have taken all necessary action, if any, in order to render inapplicable to the Transactions any restriction on business combinations contained in any applicable control share acquisition, interested stockholder, business combination, or similar statute which is or would reasonably be expected to become applicable to the Company as a result of the Transactions, including, without limitation, the Merger. Neither the Parent nor any Parent Subsidiary is a party to any stockholder rights agreement, rights plan or other similar agreement or plan.

Section 4.22 Share Ownership. Neither Parent nor Merger Sub has been, at any time during the three years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub or their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company and none of Parent, Merger Sub or their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.23 Broker’s Fees. None of Parent, any Parent Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger, other than Barclays Capital Inc. and Citigroup Global Markets, Inc.

Section 4.24 Vote Required. No vote of the holders of any class or series of Parent capital stock or indebtedness is necessary to approve the Transactions (including the Merger).

Section 4.25 No Other Representations and Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this ARTICLE IV, neither Parent nor any other Person makes any representation or warranty with respect to the Parent or the Parent Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE V PRE-CLOSING COVENANTS

Section 5.1 Conduct of Businesses by the Company Prior to the Effective Time. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Company Disclosure Letter, as required by applicable Law or as Parent may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed)), the Company will, and will cause each of the Company Subsidiaries to, (i) use commercially reasonable efforts to conduct, in all material respects, its business in the ordinary course, and (ii) use commercially reasonable efforts to preserve intact its business organization and its significant business relationships and to preserve satisfactory relationships with its employees.

Section 5.2 Company Forbearances. Without limiting the generality of Section 5.1, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Company Disclosure Letter or as required by applicable Law), the Company will not, and will not permit any of the Company Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(a) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (but not including accrual of interest on or maturity of obligations incurred before the date of this Agreement), in excess of $10,000,000 in the aggregate, or make any loan or advance, other than: (i) short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of the Company or any of its directly or indirectly wholly-owned Subsidiaries to the Company or any of the Company Subsidiaries, (ii) letters of credit, surety bonds or guarantees of payment or performance obligations of the Company or any of the Company Subsidiaries in the ordinary course of business, or (iii) drawings under existing credit facilities or replacement of borrowings under existing credit facilities;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

     (ii) make, declare or pay any dividend other than such dividends that have been declared as of the date hereof, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Company Subsidiaries to the Company or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Company Common Stock as payment of the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or Company Warrants, the vesting of Company Performance Shares or the distribution of Company RSUs, in each case in accordance with the terms of the applicable award agreements or the Company Equity Incentive Plan pursuant to which the awards were granted, and (C) repurchases or cancellations of unvested shares in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date of this Agreement);

     (iii) grant any Company Stock Option, Company Performance Shares, Company Restricted Stock, Company RSUs, stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, except as described in Section 5.2(b)(iii) of the Company Disclosure Letter;

     (iv) issue any additional shares of Company Capital Stock except upon the exercise or in satisfaction of any Company Stock Options, Company Restricted Stock, Company RSUs, Company Performance Shares, Company RSUs or Company Warrants outstanding as of the date of this Agreement;

(c) except in the ordinary course of business, or as required by Law, an agreement (including, any Company Benefit Plan) in effect on the date of this Agreement or the Company Equity Incentive Plan or as otherwise set forth in Section 5.2(c) of the Company Disclosure Letter:

     (i) increase any wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any director, executive officer or employee;

     (ii) enter into or amend any employment or severance agreements with any director or executive officer;

     (iii) establish any bonus or incentive plan;

     (iv) pay any pension or retirement allowance not allowed by any existing plan or agreement or by applicable Law;

     (v) pay any bonus to any director or executive officer;

     (vi) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee; or

     (vii) accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Restricted Stock, Company Performance Shares or Company Stock Options (except in each case as provided in Section 2.3); or

(d) except in the ordinary course of business, sell, lease, transfer or otherwise dispose of any of its businesses that for an amount in excess of $20,000,000 in the aggregate, to any Person other than a Company Subsidiary;

(e) cancel, release, settle any pending or threatened third party litigation, action or proceeding for an amount in excess of $10,000,000 in the aggregate, in each case other than in the ordinary course of business or required pursuant to Contracts in force at the date of this Agreement;

(f) make any acquisition (including by merger) of the capital stock or a material portion of the assets of any other Person for consideration in excess of $20,000,000 in the aggregate, except (A) in the ordinary course of business or (B) pursuant to Contracts in force on the date of this Agreement;

(g) make capital expenditures in excess of $10,000,000 in the aggregate for the Company and the Company Subsidiaries taken as a whole during any consecutive three-month period, except (A) as budgeted in the Company’s current long term plan that was made available to Parent or (B) in the ordinary course of business;

(h) enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole, or materially change any of its technology or operating policies that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except in the ordinary course of business or as required by applicable Law;

(i) amend the Company Charter or the Company Bylaws or, except as contemplated by Section 6.10(b), take any action to exempt any Person (other than Parent or the Parent Subsidiaries) from DGCL Section 203 or any similarly restrictive provisions of its organizational documents;

(j) except as required by GAAP or the SEC as concurred in by its independent auditors or in the ordinary course of business, make any material change in its methods or principles of accounting;

(k) except as required by applicable Law, make or change any material Tax election, change any Tax accounting period, adopt or change any Tax accounting method, amend any material Tax Return, enter into any material closing agreement, settle any material Tax claim or assessment relating to the Company or any of the Company Subsidiaries, surrender any right to claim a refund of material Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or any of the Company Subsidiaries;

(l) except as otherwise may be permitted under Section 5.2(c), amend in any material respect or waive any of its material rights under any Company Material Contract, except in the ordinary course of business consistent with past practice or that would not materially and adversely affect the business of the Company and the Company Subsidiaries;

(m) adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization;

(n) allow any material foreign or U.S. registrations to lapse in connection with any Company Intellectual Property;

(o) except as required by Law, enter into or amend in any material respect any collective bargaining agreement;

(p) make any discretionary contributions to pension or retirement plans in excess of the minimum required contributions as required by the Pension Protection Act of 2006 or similar legal requirements for plans outside the United States;

(q) enter into or renew any raw material supply Contract that is (x) inconsistent with past practice, (y) has a term greater than two years and (z) provides for annual payments by the Company or any Company Subsidiary greater than $20,000,000; or

(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

Section 5.3 Conduct of Business by Parent Prior to the Effective Time. During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Parent Disclosure Letter, as required by applicable Law or as the Company may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed)), Parent will, and will cause each of the Parent Subsidiaries to, (i) use commercially reasonable efforts to conduct, in all material respects, its business in the ordinary course, and (ii) use commercially reasonable efforts to preserve intact its business organization and its significant business relationships and to preserve satisfactory relationships with its employees.

Section 5.4 Parent and Merger Sub Forbearances. Without limiting the generality of Section 5.3, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement or a provision of the Parent Disclosure Letter), Parent and Merger Sub will not, and Parent will not permit any of the Parent Subsidiaries to, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed):

(a) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (but not including accrual of interest on or maturity of obligations incurred before the date of this Agreement), in excess of $1,000,000,000 in the aggregate, or make any loan or advance, other than: (i) short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of Parent or any of its directly or indirectly wholly-owned Subsidiaries to Parent or any of the Parent Subsidiaries, (ii) guarantees of performance obligations of Parent or any of the Parent Subsidiaries in the ordinary course of business, (iii) drawings under existing credit facilities, and (iv) the Financing and Alternative Financing or financing in lieu thereof;

(b) adjust, split, combine or reclassify any of Parent’s capital stock;

(c) amend the Parent Charter or the Parent Bylaws or the corresponding organizational documents of Merger Sub, except as set forth on Section 5.4(c) of the Parent Disclosure Letter;

(d) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Parent Subsidiaries to Parent or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Parent Common Stock as payment of the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of Parent Stock Options or the vesting of restricted stock, in each case in accordance with the terms of the applicable award agreements or the plan pursuant to which the awards were granted, (C) repurchases or cancellations of unvested shares in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date of this Agreement and (D), quarterly cash dividends with respect to the Parent Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with the Parent’s current dividend practice);

(e) except in the ordinary course of business, sell, lease, transfer, or otherwise dispose of any of its business that, individually or in the aggregate with all other such transactions, for an amount in excess of $600,000,000 in the aggregate, to any Person other than a Company Subsidiary;

(f) issue any additional shares of Parent Common Stock, except pursuant to awards made pursuant to Parent employee benefit plans to directors in the ordinary course, and the issuance of up to 2,000,000 shares in connection with acquisitions in the ordinary course of business; provided such issuances would not reasonably be expected, individually or in the aggregate, to impair or delay the ability of Parent or Merger Sub to satisfy any of the conditions to the Merger set forth in this Agreement;

(g) adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization of Parent;

(h) acquire by merging or consolidating with, or by purchasing all of or a controlling equity interest in, or by any other manner, any Person or division, business or equity interest of any Person for an amount in excess of $600,000,000 in the aggregate;

(i) take any action (including any action of the type contemplated by the other clauses of this Section 5.4) if such action (i) would reasonably be expected to materially impair or materially delay the ability of Parent or Merger Sub to satisfy any of the conditions to the Merger set forth in this Agreement or consummate the Merger or (ii) would cause such action or this Transaction to be subject to a vote of Parent’s stockholders;

(j) agree to take, make any commitment to take, or adopt any resolutions of the Parent Board in support of, any of the actions prohibited by this Section 5.4.

ARTICLE VI ADDITIONAL AGREEMENTS

Section 6.1 Reasonable Best Efforts; Regulatory Matters; Third Party Consents. (a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to cause the Transaction to be consummated as soon as reasonably practicable.

(b) Parent and the Company will cooperate with each other and use their respective reasonable best efforts to, as promptly as practicable, prepare and file with the SEC the Proxy Statement and Parent will as promptly as practicable prepare and file with the SEC the Form S-4 of which the Proxy Statement will form a part. Parent will use its reasonable best efforts, and the Company will use its reasonable best efforts to cooperate with Parent, in the preparation and filing of the Form S-4 (including cooperating with the preparation of any financial statement or other financial information relating to such party and required to be included therein) and to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form S-4 or the Proxy Statement will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon and without the consent of the other party, which will not be unreasonably withheld, conditioned or delayed; provided, however, that the foregoing shall not apply to any filings with the SEC deemed to supplement the Form S-4 or any document which forms a part thereof through its incorporation by reference therein or with respect to an Acquisition Proposal, a Superior Proposal, a Change of Recommendation or any matters relating thereto. Parent or the Company, as applicable, will advise the other party promptly after it receives oral or written notice of the time when the Form S-4 has or will become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information relating thereto, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission relating thereto. If, at any time prior to the Effective Time, any information or omission relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in the Form S-4 or the Proxy Statement, so that any of such documents do not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information or omission will promptly notify the other parties hereto and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(c) The parties will cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the Transactions (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The Company and Parent will have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. The parties will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other apprised of the status of matters relating to completion of the Transactions.

(d) Each of Parent and the Company will, upon request of the other, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other Transactions.

(e) Each of Parent and the Company will promptly advise the other upon receiving any communication from any Governmental Entity consent or approval of which is required for consummation of the Transactions.

(f) Notwithstanding the foregoing, Parent will promptly take, in order to consummate the Transactions, all actions necessary (i) to avoid or eliminate each and every impediment and obtain all consents under any antitrust or competition Law required by any U.S. federal, state, local or foreign antitrust or competition Governmental Entity (the “Antitrust Clearance”), in each case with competent jurisdiction, so as to enable the parties to close the Transactions contemplated by this Agreement as promptly as reasonably practicable (and in any event no later than three Business Days prior to the Termination Date) and (ii) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, Injunction or other order that would prevent, prohibit, restrict or delay the consummation of the Transaction, in each case including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Entity, (B) selling, divesting, licensing, holding separate or otherwise conveying particular assets or categories of assets or businesses of Parent, its Affiliates and the Company, (C) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries, and (D) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Company or their respective Subsidiaries. Parent will respond to and seek to resolve as promptly as practicable any objections that are raised and refrain from taking any action that would reasonably be expected to impede or delay Antitrust Clearance (and in any event no later than three Business Days prior to the Termination Date). No actions taken pursuant to this Section 6.1(f) will be considered for purposes of determining whether a Material Adverse Effect on the Company or Parent has occurred.

Section 6.2 Access to Information. (a) Upon reasonable notice, the Company will, and will cause each Company Subsidiary to, afford to Parent and to the officers, employees, accountants, counsel, lenders, financial advisors and other Representatives of Parent reasonable access during normal business hours during the period prior to the Effective Time to all the Company’s and its Subsidiaries’ owned or leased properties (but not for purposes of any environmental sampling and analysis of the nature), books, Contracts, commitments, personnel (including contractors and distributors), records and all other information concerning its business, properties and personnel as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company and its Subsidiaries; provided further that the Company and its Subsidiaries will not be required to provide any access or disclose any information if such access or disclosure would contravene any applicable Law or where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any fiduciary duty or binding agreement entered into prior to the date of this Agreement. Only for purposes related to the Transactions and upon reasonable notice, Parent will, and will cause its Subsidiaries to, afford to the Company and to the officers, employees, accountants, counsel, lenders, financial advisors and other Representatives of the Company, reasonable access during normal business hours during the period prior to the Effective Time to all Parent’s and its respective Subsidiaries’ books, Contracts, commitments, personnel (including contractors and distributors), records and all other information concerning its business, properties and personnel as the Company may reasonably request; provided that the Company and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of Parent; provided further that Parent will not be required to provide any access or disclose any information if such access or disclosure would contravene any applicable Law or where such access or disclosure would jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any fiduciary duty or binding agreement entered into prior to the date of this Agreement.

(b) All information and materials provided pursuant to this Agreement will be subject to the provisions of the Confidentiality Agreement entered into between the Company and Parent as of December 9, 2011 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives will affect the representations and warranties of the other set forth in this Agreement.

Section 6.3 Stockholder Approval. The Company will call a meeting of its stockholders to be held as soon as reasonably practicable after the Proxy Statement is cleared by the SEC staff for mailing to consider and vote on the adoption of this Agreement and any other matters required to be voted upon by the Company’s stockholders in connection with the Transactions (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided, however, that the Company will be permitted to delay or postpone convening the Company Stockholders Meeting if the Company Board (or a duly authorized committee thereof), after consultation with outside legal counsel, reasonably believes that failure to delay or postpone the Company Stockholders Meeting would reasonably be expected to be inconsistent with its obligations or duties under applicable Law. Subject to and until the Company Board effects a Change of Recommendation pursuant to Section 6.10(d), the Company Board will use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval. Subject to Section 6.10(d), the Company Board will recommend that its stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”). Subject to the Company’s right to terminate this Agreement under Section 8.4(a), the Company and Parent agree that the Company’s obligations pursuant to the first two sentences of this Section 6.3 will not be affected by the commencement, public proposal or communication to the Company of any Acquisition Proposal or by the withdrawal or modification by the Company Board, of the Company Board Recommendation.

Section 6.4 NYSE Listing. Parent will use reasonable best efforts to cause the shares of Parent Common Stock to be issued, or reserved for issuance, in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.5 Employee Matters. (a) Salary and Wages. Parent will cause its Affiliates to continue the employment effective immediately after the Closing Date of all employees of the Company or any Company Subsidiary (the “Company Employees”), including each such employee on medical, disability, family or other leave of absence as of the Closing Date. Until at least the first anniversary of the Effective Time, the continued employment immediately following the Closing Date of each such Company Employee will in each case provide at least the same base wages, annual base salary and annual rate of bonus potential (determined as a percentage of annual base salary) (but excluding any equity plan program or arrangement or Parent sponsored severance plan) provided to each such Company Employee on the Closing Date. Nothing in this Section 6.5(a) will obligate Parent, Surviving Corporation or the Company to continue the employment of any such Company Employee for any specific period.

(b) Employee Benefits. As of the Closing Date and for a period not to end before December 31, 2012, Parent will provide, and will cause its Affiliates to provide, each Company Employee with employee benefits (excluding any equity based compensation) that are substantially similar in the aggregate to the employee benefits provided by the Company to Company Employees as of the date of this Agreement. As of the Closing Date and for a period not to end before December 31, 2014, in the event that a Company Employee terminates employment from Parent or its Affiliates after the Closing, Parent will provide, or will cause its Affiliates to provide, each such Company Employee with severance benefits, if eligible therefore, equal to those provided under a Company Benefit Plan in which such Company Employee was eligible to participate before the Effective Time, as in effect as of the date of this Agreement and after applying the service crediting provisions set forth in Section 6.5(c).

(c) Employee Service Credit. Parent (i) will give, and cause its Affiliates to give, each Company Employee service credit granted by the Company prior to Closing under any comparable Company Benefit Plan for all purposes (including eligibility to participate, vesting in eligible benefits and levels of benefits) other than for benefit accrual purposes under a defined benefit pension plan; provided that Company Employees will not be entitled to the benefit of any grandfathered benefit formula that would not be provided to any employee first hired by Parent on or after the Effective Time, (ii) will give, and cause its Affiliates to give, each Company Employee service credit granted by the Company prior to Closing under any comparable personnel policies that cover such Company Employee after the Closing Date, including any severance, vacation and sick leave, for purposes of entitlement to benefits thereunder, (iii) will allow, and cause its Affiliates to allow, such Company Employees to participate in each Company Benefit Plan providing welfare benefits (including medical, life insurance, long-term disability insurance and long-term care insurance) in the plan year in which the Closing occurs without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations, and (iv) will credit, and cause its Affiliates to credit, the Company Employee with any expenses that were covered by the Company Benefit Plans for purposes of determining deductibles, co-pays and other applicable limits under the Company Benefit Plan in which they participate and any similar replacement plans.

(d) Vacation Pay and Personal Holidays. Parent will continue, and cause its Affiliates to continue, to credit to each Company Employee all vacation and personal holiday pay that the Company Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years) subject to Parent’s vacation day carryover policy.

(e) Labor Agreements. As of and after the Closing, subject to mutually agreed upon modifications by the parties thereto, the Surviving Corporation or its relevant Subsidiaries will continue (for so long as such contracts are in effect) to be bound by the agreements set forth in Section 3.10(m) of the Company Disclosure Letter.

(f) Certain Commitments. From and after the Effective Time, (i) Parent shall honor, and shall cause its Affiliates to honor, all obligations under the Company Benefit Plans and compensation and severance arrangements (subject to Parent’s commitments in Section 6.5(a) and Section 6.5(b)) and agreements in accordance with their terms as in effect immediately before the Effective Time, and (ii) Parent will, and will cause its Affiliates to, treat the Transactions as constituting a “change in control,” “change of control” or similar terms under the Company Benefit Plans and such compensation and severance arrangements or agreements.

(g) Bonus Plans. Parent will, and will cause its Affiliates to, operate the Annual Incentive Plan and all other annual bonus arrangements (collectively, “Bonus Plans”), as applicable, for 2012 in accordance with the terms established by the Company Board (or a duly authorized committee thereof) within sixty days following the date of this Agreement; provided that, to the extent applicable, performance goals under such Bonus Plans established in the ordinary course of business will be reasonably adjusted by Parent in good faith to reflect the consummation of the Transactions.

(h) No Third Party Beneficiaries. Nothing in this Agreement will create any right or obligation which is enforceable by any employee, former employee, Company Employee or any other Person with respect to any terms or conditions of employment, including, but not limited to, the benefits and compensation described in this Section 6.5. For the avoidance of doubt, any amendments to the Company’s, the Company Subsidiaries’, Parent’s and the Surviving Corporation’s benefit and compensation plans, programs or arrangements will occur only in accordance with their respective terms and will be pursuant to action taken by the Company, the Company Subsidiaries, Parent or the Surviving Corporation which are independent of the consummation of this Agreement or any continuing obligations hereunder.

Section 6.6 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to, indemnify, defend and hold harmless (including by advancing expenses) each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law. Each of (x) the Company Charter, the Company Bylaws and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect, (y) any indemnification agreements with an Indemnified Party listed on Section 6.6(a) of the Company Disclosure Letter, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law and (z) the respective organizational documents of the Company’s Subsidiaries as currently in effect shall not, for a period of six years from the Effective Time, be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties except, in the case of clauses (x) and (z), as required by applicable Law. Without limiting the foregoing, at the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to cause the certificate of incorporation and by-laws of the Surviving Corporation to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnified Parties no less favorable to the Indemnified Parties than as set forth in the Company Charter and Company Bylaws in effect on the date of this Agreement, which provisions shall, for a period of six years from the Effective Time, not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnified Parties except as required by applicable Law.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) for the persons who, as of the date of this Agreement, are covered by the Company’s existing D&O Insurance. Such “tail” insurance policies shall have terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the Transactions); provided, however, that the maximum aggregate premium for such insurance policies for any such year shall not be in excess of the Maximum Premium. Parent shall cause the Surviving Corporation to maintain such “tail” insurance policies in full force and effect for their full term. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the Indemnified Parties, for a period of at least six years from and after the Effective Time, the Company’s D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for such insurance policies in excess of 300% of the annual premium paid by the Company for coverage for its last full fiscal year for such insurance (the “Maximum Premium”); and provided, further, that if the premiums of such insurance coverage exceed such amount, Parent or the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) The provisions of this Section 6.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(d) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 6.6.

Section 6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, in case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the then-current officers and directors of each of the Company and the Company Subsidiaries will use its respective reasonable best efforts to take all such actions as may be reasonably requested by Parent.

Section 6.8 Advice of Changes. Each of Parent and the Company will promptly advise the other of any change or event, of which it has knowledge, (i) having or reasonably likely to have a Material Adverse Effect on Parent or the Company, as the case may be, or (ii) that would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement if it would result in the failure of closing conditions in Section 7.3(a) or Section 7.3(b) or Section 7.2(a) or Section 7.2(b), respectively, by the Termination Date, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 6.8 will not constitute the failure of any condition set forth in ARTICLE VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in ARTICLE VII to be satisfied.

Section 6.9 Exemption from Liability Under Section 16(b). Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of Shares into shares of Parent Common Stock in the Merger, and for compensatory and retentive purposes agree to the provisions of this Section 6.9. Assuming that the Company delivers to Parent the Section 16 Information in a timely fashion, the Parent Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Company Insiders of shares of Parent Common Stock in exchange for Shares pursuant to the Transactions, to the extent such securities are listed in the Section 16 Information, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

Section 6.10 Company Board Recommendation; Acquisition Proposals. (a) Subject to the provisions of this Section 6.10, the Company will not, nor will it authorize or permit any of the Company Subsidiaries to, and will cause the Company Subsidiaries and its and their respective directors, officers and employees not to, and use reasonable best efforts to cause its other Representatives not to, (i) initiate, solicit or knowingly encourage the submission of, or, other than informing Persons of the provisions contained in this Section 6.10, participate or engage in any negotiations or discussions with respect to, any Acquisition Proposal, (ii) disclose or furnish any nonpublic information or data concerning the Company to any Person in connection with an Acquisition Proposal or afford any Person other than Parent or its Representatives access to the properties, books or records of the Company and the Company Subsidiaries to any Person in connection with an Acquisition Proposal, except as required by Law, pursuant to a request for information of any Governmental Entity or in accordance with, and pursuant to Section 6.10(b) or (iii) enter into or execute, or propose to enter into or execute, any Acquisition Agreement. The Company will, and will cause the Company Subsidiaries and its and their respective officers, directors and employees, and will use its reasonable best efforts to cause other Representatives of the Company and the Company Subsidiaries to, cease immediately and cause to be terminated all discussions and negotiations with any Person (other than Parent, Merger Sub or their respective Representatives) that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and request from each Person that has executed a confidentiality agreement with the Company within the last 12 months related to any Acquisition Proposal the prompt return or destruction of all confidential information previously furnished to such Person or its Representatives and terminate access by each such Person and its Representatives (to the extent such request has not yet been made as of the date hereof) to any online or other data rooms containing any information in respect of the Company or any of the Company Subsidiaries related to any such proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to receiving the Company Stockholder Approval, the Company and its Representatives may, in response to an Acquisition Proposal that did not otherwise result from a breach of Section 6.10(a), participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or (only after any such Person(s) enters into an Acceptable Confidentiality Agreement) furnish any nonpublic information or data to, or afford access to the properties, books or records of the Company to, the Person or Persons, making such Acquisition Proposal and their respective Representatives and potential sources of financing, if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal. From and after the date of this Agreement, the Company will not grant any waiver, amendment or release under any standstill agreement unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to grant any such waiver, amendment or release would reasonably be expected to be inconsistent with the directors’ obligations or duties under applicable Law. All non-public written information provided to a third party under this Section 6.10(b) will be provided or made available on a prior or substantially concurrent basis to Parent if such information has not previously been provided to Parent.

(c) The Company will as promptly as reasonably practicable, and in any event within 24 hours after receipt, notify Parent orally and in writing within one Business Day of the receipt by the Company (to its knowledge) of any Acquisition Proposal. The written notice will include the identity of the Person making such Acquisition Proposal and the material terms of the Acquisition Proposal (including any material written amendments or modifications thereto). The Company will keep Parent reasonably informed on a prompt basis of any material changes with respect to such Acquisition Proposal.

(d) Subject to the provisions of this Section 6.10, neither the Company Board nor any committee thereof will, (i) (A) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (C) in the event of a tender offer or exchange offer for any outstanding shares of

Company Capital Stock, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten Business Days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any tender offer or exchange offer by its stockholders as of the end of the ten day Business Day period will constitute a failure to recommend against any such offer); or (D) recommend that the Company’s stockholders reject adoption of this Agreement, the Merger or the Transactions (any action described in clauses (A)-(D) above being referred to as a “Change of Recommendation”) or (ii) allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement (I) providing for any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.10(b)) (an “Acquisition Agreement”) or (II) requiring it to abandon, terminate or fail to consummate the Transactions.

(e) Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, (i) solely in response to a Superior Proposal which did not otherwise result from a breach of Section 6.10(a), the Company Board may effect a Change of Recommendation and terminate this Agreement pursuant to Section 8.4(a) in order to cause the Company to concurrently approve, adopt, recommend, accept or enter into an Acquisition Agreement related to a Superior Proposal or (ii) the Company Board may effect a Change of Recommendation, only if and to the extent that (A) in the case of each of clause (i) and clause (ii) above, the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel and its financial advisor, that failing to take any such action would be reasonably likely to be inconsistent with the directors’ obligations or duties under applicable Law and (B) solely with respect to clause (i) above, at least four Business Days have elapsed since the Company’s delivery to Parent of written notice (it being understood that such notice shall not in itself be deemed a Change of Recommendation) advising Parent that the Company Board intends to take such action, specifying the terms and conditions of the applicable Superior Proposal, including the identity of the Person making the Superior Proposal; provided, however, that (I) with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material term of such Superior Proposal will require a new written notice by the Company (it being understood that such notice shall not in itself be deemed a Change of Recommendation) but in the case of any such new written notice, all references in this clause (B) to a four Business Day period shall be deemed to refer to a two (2) Business Day period, and no such termination of this Agreement pursuant to Section 8.4(a) by the Company or withdrawal or modification of the Company Board Recommendation may be made during any such four Business Day period, (II) the Company will, and will cause its financial and legal advisors to, during such four Business Day period described above, to the extent requested by Parent, negotiate with Parent in good faith, to make such changes in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal or that the cause for such withdrawal or modification of the Company Board Recommendation ceases to exist, as applicable, if such changes were accepted by the Company, (III) at the end of such period, the Company Board will take into account any written, binding and irrevocable offer capable of being accepted by the Company to amend the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise and (IV) the requirements for terminating this Agreement pursuant to Section 8.4(a) or effecting a Change of Recommendation are still satisfied at the time this Agreement is terminated or at the time of such withdrawal or modification of the Company Board Recommendation, as applicable.

(f) Nothing contained in this Section 6.10 or elsewhere in this Agreement will prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2 of the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, the failure so to disclose would be inconsistent with the directors’ obligations or duties under applicable Law. It is further understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, a statement to any person informing them of the existence of the provisions contained in this Section 6.10 or a factually accurate public statement of the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto will not constitute a Change of Recommendation.

Section 6.11 Control of the Other Party’s Business. Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company or the Company Subsidiaries or will give the Company, directly or indirectly, the right to control or direct the operations of Parent or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.12 Subsidiary Compliance. Parent will cause Merger Sub to comply with and perform all of Merger Sub’s obligations under or relating to this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. Merger Sub will not engage in any business which is not in connection with the Merger. Parent will vote all of the shares of Merger Sub in favor of the adoption of this Agreement.

Section 6.13 Financing. (a) Subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Debt Commitment Letters, and will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letters if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing, in the case of either clause (i) or (ii) above, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing Date, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (C) materially adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letters or the definitive agreements with respect thereto, the ability of Parent or Merger Sub to consummate the Transactions or the likelihood of consummation of the Transactions; provided, however, that Parent and Merger Sub may (i) amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letters as of the date of this Agreement or (ii) otherwise amend or replace the Debt Commitment Letters so long as (x) such amendment do not impose terms or conditions that would reasonably be expected to materially delay or prevent the Closing, (y) the terms are not, taken as a whole, materially less beneficial to Parent or Merger Sub, with respect to conditionality, than those in the Debt Commitment Letters as in effect on the date of this Agreement and (z) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. In the event of such amendment or replacement of the Debt Commitment Letters as permitted by the proviso to the immediately preceding sentence, the financing under such amended or replaced Debt Commitment Letters will be deemed to be “Financing” as such term is used in this Agreement. Parent will use its reasonable best efforts to (I) maintain in effect the Debt Commitment Letters (including any definitive agreements entered into in connection therewith), (II) satisfy on a timely basis all conditions in the Financing Agreements applicable to Parent and Merger Sub to obtaining the Financing as promptly as reasonably practicable, (III) negotiate and enter into definitive agreements with respect to the Debt Commitment Letters on terms and conditions contained in the Debt Commitment Letters or consistent in all material respects with the Debt Commitment Letters as promptly as reasonably practicable (such definitive agreements, together with the Debt Commitment Letters, the “Financing Agreements”) and promptly upon execution thereof provide complete executed copies of such definitive agreements to the Company, (IV) consummate the Financing at or prior to the Closing and (V) fully enforce the counterparties’ obligations and its rights under the Financing Agreements, including by suit or other appropriate proceeding to cause the lenders under the Financing to fund in accordance with their respective commitments if all conditions to funding the Financing in the applicable Financing Agreements have been satisfied or waived. Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s and Merger Sub’s efforts to arrange the Financing and to satisfy the conditions thereof, including, upon Company’s reasonable request, (A) advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Financing and (B) providing copies of the current drafts of all such definitive documentation. If any portion of that amount of the Financing necessary to consummate the Transactions becomes reasonably likely to be unavailable on the material terms and conditions contemplated by the applicable Financing Agreements, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable, taken as a whole, to Parent, Merger Sub and the Company than the terms and conditions set forth in the applicable Financing Agreements (“Alternative Financing”) as promptly as practicable following the occurrence of such event. In such event, (1) the term “Financing” as used in this Agreement will be deemed to include any such alternative debt financing, (2) the term “Financing” will be deemed to include the Alternative Financing, (3) the term “Debt Commitment Letters” will be deemed to include any commitment letters with respect to any such alternative debt financing and (4) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing.

(b) The Company will provide to Parent, and will cause its Subsidiaries to provide, at Parent’s cost and expense as provided in Section 6.13(d), and will use reasonable best efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent that is customary and necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Agreements to be satisfied, including using reasonable best efforts in (i) assisting with the preparation of offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the “Offering Documents”), (ii) preparing and furnishing to Parent and the Financing Sources as promptly as practicable with all Required Information to the extent it is available to the Company and all other information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent to assist in preparation of the Offering Documents, (iii) having the Company designate a member of senior management of the Company to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and potential lenders in the Financing, (iv) assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letters, (v) requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain accountant’s comfort letters and consents from the Company’s independent auditors, (vi) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be requested by Parent, and (vii) subject to any contractual agreement in effect facilitating the pledging of collateral for the Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Financing, (viii) using commercially reasonable efforts to assist the Financing Sources in benefiting from the existing lending relationships of the Company and the Company Subsidiaries, (ix) obtaining from the Company’s existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, (x) preparing and delivering to Parent any supplements to the above information as may be required pursuant to the Debt Commitment Letters and (xi) cooperating with Parent to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time; provided, however, that (A) no obligation of the Company or any Company Subsidiary under any certificate, document, agreement or instrument will be effective until the Effective Time, (B) none of the Company or any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time and (C) none of the boards of directors (or equivalent bodies) of the Company or any Company Subsidiary shall be required to enter into any resolutions or take similar action approving the Financing. In connection with the foregoing, the Company will file with the SEC all Company Reports for the annual and quarterly fiscal periods ending on and after December 31, 2011 as soon as practicable but in any event not later than the time period required by law. The Company hereby consents to the use of the Company Subsidiaries’ logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary. The Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information (to the extent it is available) to be included in any Offering Document to be used in connection with such Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(c) Notwithstanding the requirements of Section 6.13(b), (i) solely Parent will be responsible for provision of any post-Closing pro forma financial information, including cost savings, synergies, capitalization, ownership or other pro forma adjustments (provided, that for the avoidance of doubt, the Company will provide Parent with financial and other information relating to the Company and its Subsidiaries reasonably requested by Parent to allow Parent to prepare such pro forma financial information) and any financial projections of the Company for and after the Effective Time, (ii) neither the Company nor any Company Subsidiary or their respective Representatives will be required to enter into any certificate, document, agreement or instrument which will be effective prior to the Effective Time, (iii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any Company Subsidiary, (iv) none of the Company or any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Effective Time, and (iv) nothing herein will require cooperation or assistance from a Company director, officer or employee to the extent such Company director, officer or employee is reasonably likely to incur any personal financial liability by providing such cooperation or assistance that will not be repaid or reimbursed in full by the Parent.

(d) Parent will promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.13(b). Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 6.13) and any information used in connection therewith, except with respect to any information relating to the Company provided in writing by the Company or any of its Subsidiaries.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in ARTICLE VII.

Section 6.14 Stockholder Rights Agreement. For so long as Parent, Merger Sub and their Affiliates would be an “Acquiring Person” (as that term is defined under the Rights Agreement) under the Rights Agreement (without giving effect to the Rights Agreement Amendment), the Company agrees that it will not adopt any other stockholder rights agreement of a type commonly known as a “poison pill” unless the Company takes such action as is necessary to ensure that the provisions of such stockholders rights agreement are no more restrictive with respect to the Merger and the conversion of the Company Common Stock pursuant to Section 1.5. than the Rights Agreement as amended by the Rights Agreement Amendment and without giving effect to any later amendment thereto (to the extent that such later amendment would lower the applicable percentage of beneficial ownership for purposes of determining whether any person is an “Acquiring Person” under the Rights Agreement, as amended) or termination thereof.

Section 6.15 Transaction Litigation. Each party hereto will keep the other parties hereto reasonably informed of, and cooperate with the other parties hereto in connection with, any litigation or claim against any party hereto and/or its directors, officers or employees relating to the Merger or the other transactions contemplated hereby; provided, however, that the foregoing will not require any party hereto to take any action if it may result in a waiver of any attorney/client or any other similar privilege.

Section 6.16 Publicity. None of the Company, Parent or Merger Sub will, and neither the Company nor Parent will permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, the Transactions without the prior consent (which consent will not be unreasonably withheld, conditioned or delayed) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent or Merger Sub; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent such party may reasonable conclude may be required by applicable Law or by the rules and regulations of the NYSE provided, however, that the restrictions set forth in this Section 6.16 will not apply to any release or public statement (a) made or proposed to be made by the Company in connection with an Acquisition Proposal, a Superior Proposal or a Change of Recommendation or any action taken pursuant thereto or (b) in connection with any dispute between the parties regarding this Agreement or the Transactions; provided, further, that the foregoing will not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders that are not inconsistent in any material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.17 Rights Agreement Amendment. Following the date hereof and prior to Closing, the Company will take all actions to cause to be executed and delivered to Parent a fully executed copy of the amendment to the Rights Agreement contemplated in Section 3.21.

Section 6.18 Pre-Closing Restructuring. Subject to Section 6.11, during the period from the date of this Agreement to the earlier of termination of this Agreement in accordance with its terms or the Effective Time, the Company will, and will cause each of its Company Subsidiaries to, reasonably cooperate with the Parent to develop, and to prepare for the implementation of, any restructuring or other transaction requested (in writing) by the Parent in order to facilitate the post-Closing optimization (as determined by the Parent in its sole discretion) of the Surviving Corporation’s and any Surviving Corporation Subsidiary’s capital structures; provided that neither the Company nor any Company Subsidiary nor any of their Respective Representatives will be required to enter into any certificate, document, agreement or instrument, or enter into any other transaction, which will be effective prior to the Effective Time, or incur any liability prior to the Effective Time.

ARTICLE VII CLOSING CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the parties to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock to be issued to the holders of Shares upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust Clearance. The Antitrust Clearance under each of (i) the HSR Act, (ii) the foreign antitrust or competition clearances set forth in Section 3.4 of the Company Disclosure Letter and Section 4.4 of the Parent Disclosure Letter, and (iii) any other foreign antitrust or competition clearances in any foreign country in which Parent and the Company mutually agree is required in connection with the Merger, in each case, has been obtained.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC.

(e) No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, on behalf of itself and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this

Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date will be true and correct as of such date), provided that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on the Company at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Material Adverse Effect on Company. There shall not have occurred at any time after the date of this Agreement any Material Adverse Effect on the Company.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), provided that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on Parent at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Material Adverse Effect on Parent. There shall not have occurred at any time after the date of this Agreement any Material Adverse Effect on Parent.

ARTICLE VIII TERMINATION AND AMENDMENT

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Company Stockholder Approval, by mutual written consent of Parent and the Company duly authorized by each of their respective boards of directors.

Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company at any time before the Effective Time:

(a) whether before or after obtaining the Company Stockholder Approval, if the Merger has not been consummated on or before October 1, 2012 (as extended in the following proviso, if applicable, the “Termination Date”); provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 7.1(c) or Section 7.1(e) with respect thereto), the Termination Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond October 31, 2012. Notwithstanding the foregoing, the right to terminate this Agreement under this Section 8.2(a) will not be available to any party to this Agreement whose breach of any covenant or agreement of this Agreement has been the primary cause of, or the primary factor that resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting (or adjournment, postponement or recess thereof) and the Company Stockholder Approval is not obtained upon a vote taken thereof; or

(c) if any Governmental Entity of competent jurisdiction will have enacted or issued any final and non-appealable Law or order or taken any other final and non-appealable action enjoining or otherwise prohibiting consummation of the Transactions, provided that the right to terminate this Agreement under this Section 8.2(c) will not be available to any party who failed to comply with its obligations under Section 6.1;

Section 8.3 Termination by Parent. This Agreement may be terminated by Parent at any time before the Effective Time:

(a) prior to the Company Stockholder Approval, if the Company Board or any committee thereof shall have made a Change of Recommendation; or

(b) if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 7.2(a) or Section 7.2(b) and (ii) has not been cured by the Company within the earlier of (A) 20 Business Days after the Company’s receipt of written notice of such breach from Parent and (B) the Termination Date, but only so long as Parent is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 7.3(a) or Section 7.3(b).

Section 8.4 Termination by the Company. This Agreement may be terminated by the Company at any time before the Effective Time:

(a) at any time prior to obtaining the Company Stockholder Approval, in order to approve, adopt, recommend, accept or enter into an Acquisition Agreement relating to a Superior Proposal; it being understood that the Company may enter into a definitive Acquisition Agreement with respect to a Superior Proposal simultaneously with the termination of this Agreement pursuant to this Section 8.4(a); or

(b) if Parent or Merger Sub breaches any of their respective representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition to Closing set forth in Section 7.3(a) or Section 7.3(b) and (ii) has not been cured by Parent within the earlier of (A) 20 Business Days after Parent’s receipt of written notice of such breach from the Company and (B) the Termination Date, but only so long as the Company is not then in breach of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition to Closing set forth in Section 7.2(a) or Section 7.2(b).

Section 8.5 Manner and Effect of Termination. Any party terminating this Agreement pursuant to any of Section 8.2, Section 8.3 or Section 8.4 will give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions hereof pursuant to which such termination is being affected. If this Agreement is terminated pursuant to this ARTICLE VIII, it will forthwith become null and void, and there will be no liability on the part of Parent, Merger Sub or the Company or their respective Affiliates, directors, executive officers, employees, stockholders, Representatives, Financing Sources, agents or advisors; provided that (i) no such termination will relieve any party hereto of any liability or damages of any kind to the other party hereto resulting from any willful and intentional breach of this Agreement (which in the case of breach of representations and warranties, shall only survive if such breaches would result in the failure of the conditions set forth in Section 7.2(a) and Section 7.3(a)), and (ii) the provisions set forth in Section 6.2(b), Section 6.12, Section 6.13(c)(i), Section 6.13(d)), this Section 8.5, and ARTICLE IX will survive any termination of this Agreement. For purposes of this Agreement, “willful and intentional breach” means a material breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expect to, cause a material breach of this Agreement. Notwithstanding the execution, delivery and performance of this Agreement, or the termination of this Agreement prior to the Closing, the Confidentiality Agreement will remain in full force and effect in accordance with its terms; provided that as of the Closing, the Confidentiality Agreement will automatically terminate in its entirety and be of no further force or effect.

Section 8.6 Fees and Expenses Following Termination.

(a) In the event that: (x) this Agreement is terminated by the Company pursuant to Section 8.4(a) (in which case the payment described below will be made or caused by the Company to be made concurrently with and will be a condition to such termination provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment will be paid promptly following delivery of such instructions) or by Parent pursuant to Section 8.3(a) (in which case the payment described below will be made by the Company or caused by the Company to be made within three Business Days following such termination provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment will be paid promptly following delivery of such instructions), or (y) if (A) (I) after the date of this Agreement and prior to the Company Stockholders Meeting there will have been publicly disclosed (and not subsequently withdrawn) an Acquisition Proposal, and this Agreement is terminated by the Company or Parent pursuant to Section 8.2(b), or (II) after the date of this Agreement and prior to termination by Parent pursuant to Section 8.3(b) there will have been publicly disclosed (and not subsequently withdrawn) an Acquisition Proposal, and this Agreement is terminated by Parent pursuant to Section 8.3(b), and (B) at any time on or prior to the 12 month anniversary of such termination, the Company or any of the Company Subsidiaries enters into a definitive agreement providing for any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated (in which casethe payment described below will be made by the Company or caused by the Company to be made within five Business Days following the date on which the Company consummates such Acquisition Proposal provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment will be paid promptly following delivery of such instructions), then the Company will pay, or cause to be paid, to Parent or its designee by wire transfer of immediately available funds an amount equal to $102,000,000 (the “Company Termination Fee”). For purposes of the foregoing clause (y)(B), references in the definition of the term “Acquisition Proposal” to the figure “20%” will be deemed to be replaced by “more than 50%” .

(b) Notwithstanding the foregoing, in no event shall the Company be required to pay the Company Termination Fee referred to in Section 8.6(a) (i) on more than one occasion or (ii) if, at the time this Agreement is terminated by Parent, this Agreement could have been terminated by the Company pursuant to Section 8.4(b). Notwithstanding anything to the contrary in this Agreement, the parties agree that the payment of the Company Termination Fee shall be the sole and exclusive remedy available to Parent and Merger Sub with respect to this Agreement and the Transactions in the event any such payment becomes due and payable, and, upon payment of the Company Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent and Merger Sub under this Agreement.

(c) Parent and the Company acknowledge that (i) the fees and other provisions of this Section 8.6 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.6 does not constitute a penalty.

ARTICLE IX GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties and covenants set forth in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for Section 6.6, ARTICLE I and ARTICLE II and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2 Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed given when delivered personally, sent via facsimile (with confirmation) or electronic mail (but only if followed by an express courier (with confirmation) on the next Business Day), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a)	if to the Company, to:

Solutia Inc.

575 Maryville Centre Drive

P.O. Box 66760

St. Louis, Missouri 63166-6760

Attention:	General Counsel
Fax:	(314) 674-7734
Email:	pjberr@solutia.com

with a copy to (which will not constitute notice):

Kirkland & Ellis LLP

601 Lexington Ave

New York, New York 10022

Attention:	David Fox, Esq.
William B. Sorabella, Esq.
Fax:	(212) 446-6460
Email:	david.fox@kirkland.com
william.sorabella@kirkland.com

(b)	if to Parent or Merger Sub, to:

Eastman Chemical Company

200 South Wilcox Drive

Kingsport, Tennessee 37662

Attention:	General Counsel
Fax:	(423) 224-9399
Email:	tklee@eastman.com

with a copy to (which will not constitute notice):

Jones Day

1420 Peachtree Street, N.E.

Suite 800

Atlanta, Georgia 30309-3053

Attention:	William B. Rowland, Esq.
Fax:	(404) 581-8330
Email:	wbrowland@jonesday.com

Section 9.3 Interpretation. (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, and (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require. The Company Disclosure Letter and the Parent Disclosure Letter, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. The representations and warranties of Parent and the Company are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable. In no event will the listing of any matter in the Company Disclosure Letter or the Parent Disclosure Letter be deemed or interpreted to expand the scope the respective party’s representations, warranties and/or covenants set forth in this Agreement. All attachments to the Company Disclosure Letter and the Parent Disclosure Letter are incorporated by reference into the Company Disclosure Letter or the Parent Disclosure Letter in which they are directly or indirectly referenced. The information contained in the Company Disclosure Letter or the Parent Disclosure Letter is in all events provided subject to and on the terms of the Confidentiality Agreement as though it were Evaluation Material (as such term is defined therein) thereunder. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item therein as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent, as the case may be.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 9.5 Entire Agreement; Third Party Beneficiaries. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, (b) is not intended to confer on any Person, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies hereunder, except for (i) the rights of the Company’s stockholders and holders of the Company Stock Options, Company RSUs and Company Warrants to receive the Merger Consideration and related consideration, respectively, at the Effective Time, (ii) as provided in Section 6.6 (which is intended for the benefit of the Indemnified Parties, each of whom will be a third-party beneficiary of Section 6.6) and (iii) the Financing Sources and their respective successors, legal representatives and permitted assigns (each of which shall be a third party beneficiary with respect to their respective rights under Section 9.5 and Section 9.9). In the event of a breach of this Agreement by Parent or Merger Sub, the Company shall have the right to pursue damages on behalf of its stockholders.

Section 9.6 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself and Merger Sub), by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company, except that, after any approval of the Transactions by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Shares, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 9.7 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent (on behalf of itself and Merger Sub), by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement, and (iii) waive compliance with any of the agreements or conditions contained in this Agreement, except that, after any approval of the Transactions by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion hereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Shares under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.8 Governing Law. This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles (whether of the State of Delaware or any other jurisdiction).

Section 9.9 Jurisdiction. (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from any thereof sitting in New Castle County in the State of Delaware (and if the Delaware Court of Chancery is unavailable or declines to accept jurisdiction, the Federal courts of the United States of America sitting in the State of Delaware) (collectively, the “Chosen Courts”), in any action or proceeding arising out of or relating to this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Chosen Courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Chosen Courts, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Chosen Courts, and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Chosen Courts. Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts of the State of New York (and appellate courts thereof). Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(c).

Section 9.10 Fees and Expenses. Except as expressly provided in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby will be paid by the party incurring or required to incur such fees or expenses.

Section 9.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any attempt to do so will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

Section 9.12 Specific Performance. The parties hereto agree that immediate, extensive and irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that the parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions (and, more specifically, that irreparable damage would likewise occur if the Merger were not consummated and the Company’s stockholders did not receive the Merger Consideration payable to them in accordance with the terms and subject to the conditions of this Agreement), in addition to any other remedy to which they are entitled at law or in equity, and accordingly, the parties acknowledge and agree that the parties will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the obligation of the parties hereto to consummate the Merger and the obligation of Parent and Merger Sub to pay, and the Company’s stockholders’ right to receive, the Merger Consideration payable to them pursuant to the Merger, in each case in accordance with the terms and subject to the conditions of this Agreement) in the Chosen Courts without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and, without such rights, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.13 Waivers. Any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof, except in the case of any express waiver of Section 9.5, Section 9.9, Section 9.12 and this Section 9.13 which is, individually or in the aggregate, materially adverse to any Financing Source, which waiver will only be effective with respect to such Financing Source is such Financing Source has consented thereto or to the extent that the consent of such Financing Source is not required to be obtained under the applicable provisions of the Debt Commitment Letters relating to waivers of this Agreement, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, such term, provision, covenant or restriction will be deemed to be modified to the extent necessary to render it valid, effective and enforceable, and the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

Section 9.15 Definitions. For the purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement (which need not prohibit the making of an Acquisition Proposal); provided that a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (other than that it need not prohibit the making of an Acquisition Proposal), with any changes thereto as reasonably necessary to give effect to the identity of the party, shall be deemed an Acceptable Confidentiality Agreement; and provided, further, that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement so long as the Company offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto.

“Acquisition Agreement” has the meaning set forth in Section 6.10(d).

“Acquisition Proposal” means any bona fide proposal, indication of interest or offer (whether in writing or otherwise) from any Person (other than Parent, Merger Sub or any Affiliate thereof) to acquire or purchase, directly or indirectly, in one transaction or a series of transactions, (a) assets of the Company and the Company Subsidiaries (including securities of Company Subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of the Company’s consolidated assets or from which 20% or more of the Company’s revenues or earnings on a consolidated basis are derived or (b) 20% or more of the outstanding Company Capital Stock or of any resulting parent company of the Company, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction, in each case other than the Transactions.

“Action” has the meaning set forth in Section 3.8(a).

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, control, is controlled by, or is under common control with, the first-mentioned Person. For this purpose, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 6.13(a).

“Anti-Corruption Laws” has the meaning set forth in Section 3.17(a).

“Antitrust Clearance” has the meaning set forth in Section 6.1(f).

“Approval” has the meaning set forth in Section 3.10(b).

“Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing Date.

“Bonus Plans” has the meaning set forth in Section 6.5(g).

“Book-Entry Shares” has the meaning set forth in Section 1.5(a).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.

“Cash Consideration” has the meaning set forth in Section 1.5(a).

“Cash Out Amount” has the meaning set forth in Section 2.3(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 1.5(a).

“Change of Recommendation” has the meaning set forth in Section 6.10(d).

“Chosen Courts” has the meaning set forth in Section 9.9(a).

“Claim” has the meaning set forth in Section 6.6.

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 3.10(a).

“Company Board” has the meaning set forth in Section 3.3(a).

“Company Board Recommendation” has the meaning set forth in Section 6.3.

“Company Bylaws” has the meaning set forth in Section 3.1(b).

“Company Capital Stock” has the meaning set forth in Section 3.2(a).

“Company Charter” has the meaning set forth in Section 3.1(b).

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Commonly Controlled Entity” has the meaning set forth in Section 3.10(d).

“Company Disclosure Letter” has the meaning set forth in the preamble to ARTICLE III.

“Company Employees” has the meaning set forth in Section 6.5(a).

“Company Equity Incentive Plan” means the Company 2007 Management Long Term Incentive Plan, as amended, and the Company 2007 Non-Employee Director Stock Compensation Plan, as amended.

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

“Company Intellectual Property” has the meaning set forth in Section 3.14(a).

“Company Leased Real Property” has the meaning set forth in Section 3.16.

“Company Material Contract” has the meaning set forth in Section 3.13(a).

“Company Owned Real Property” has the meaning set forth in Section 3.16.

“Company Performance Share” has the meaning set forth in Section 2.3(d).

“Company Reports” has the meaning set forth in Section 3.5(a).

“Company Restricted Stock” has the meaning set forth in Section 2.3(b).

“Company RSU” has the meaning set forth in Section 2.3(c).

“Company Stock Option” means the options to purchase Shares granted pursuant to the Company Equity Incentive Plan.

“Company Stockholder Approval” has the meaning set forth in Section 3.3(a).

“Company Stockholders Meeting” has the meaning set forth in Section 6.3.

“Company Subsidiary” has the meaning set forth in Section 3.1(c).

“Company Termination Fee” has the meaning set forth in Section 8.6(a).

“Company Warrant” has the meaning set forth in Section 2.3(e).

“Compliant” means, with respect to the Required Information, that (i) any information provided does not include any information that is false or misleading such that the Offering Documents would contain any untrue statement of a material fact or omit to state any material fact necessary in order to make Offering Documents, in light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in a preliminary offering memorandum or registration statement, (iii) the Company’s auditors have not withdrawn an audit opinion with respect to any audit opinion with respect to any financial statements contained in the Required Information, and (iv) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement using such financial statements to be declared effective by the SEC and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial information contained in the Offering Documents, including as to customary negative assurances and change period, to consummate any offering of debt securities on the last day of the Marketing Period.

“Condition Satisfaction Date” has the meaning set forth in Section 1.2.

“Confidentiality Agreement” has the meaning set forth in Section 6.2(b).

“Contracts” means any contracts, agreements, licenses (or sublicenses), notes, bonds, mortgages, indentures, commitments, leases (or subleases) or other instruments or obligations, whether written or oral.

“D&O Insurance” has the meaning set forth in Section 6.6(b).

“Debt Commitment Letters” has the meaning set forth in the Recitals.

“DGCL” has the meaning set forth in Section 1.1.

“Dissenting Shares” has the meaning set forth in Section 2.4.

“Dissenting Stockholder” has the meaning set forth in Section 2.4.

“Domestic Company Subsidiary” means any Company Subsidiary that is not a Foreign Company Subsidiary.

“Effective Time” has the meaning set forth in Section 1.3.

“EMEA” has the meaning set forth in Section 4.1(b).

“EMEA Board” has the meaning set forth in Section 4.3(a).

“EMEA Bylaws” has the meaning set forth in Section 4.1(b).

“EMEA Charter” has the meaning set forth in Section 4.1(b).

“Employee” means any employee or former employee of the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable.

“Environment” means soil, soil vapor, surface water, groundwater, land, sediment, surface or subsurface structures or strata or ambient air.

“Environmental Authority” means any department, agency, or other body or component of any Governmental Entity that lawfully exercises jurisdiction under any Environmental Law.

“Environmental Authorization” means any license, permit, order, writ, injunction, decree, approval, consent, notice, registration, filing or other form of authorization or permission required under any Environmental Law.

“Environmental Law” means any Law relating to pollution (including greenhouse gases) or the protection of human health from environmental hazards or protection of the Environment, natural resources or occupational and worker health and safety.

“Environmental Liability” means any liability or obligation of any kind or nature (whether arising from statutory or common law, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due) arising under any Environmental Law or Environmental Authorization.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.5(b).

“Exchange Agent” has the meaning set forth in Section 2.1(a).

“Exchange Fund” has the meaning set forth in Section 2.1(a).

“Exchange Ratio” has the meaning set forth in Section 1.5(a).

“Export Control Laws” has the meaning set forth in Section 3.17(c).

“Financing” has the meaning set forth in Section 4.18.

“Financing Agreements” has the meaning set forth in Section 6.13(a).

“Financing Source” means, in its capacity as such, any lender providing a commitment pursuant to the Debt Commitment Letters or any Affiliates, employees, officers, directors, agents or advisors of any such lender.

“Foreign Company Subsidiary” means any Company Subsidiary that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Form S-4” has the meaning set forth in Section 3.4.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.4.

“Hazardous Substance” means any chemicals, pollutants, contaminants, toxins, wastes or substances defined or otherwise classified as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous constituents,” “toxic substances,” “contaminants,” or “pollutants” under any applicable Environmental Law, including asbestos or asbestos containing material, petroleum and its by-products, polychlorinated byphenyls and urea formaldehyde, or otherwise regulated under any Environmental Law.

“HSR Act” has the meaning set forth in Section 3.4.

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“Injunction” has the meaning set forth in Section 3.3(b).

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, (b) all copyrights, copyright registrations and copyright applications, copyrightable works and all other corresponding rights, (c) all trade dress and trade names, logos, Internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing, (d) all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals, (e) all mask works, mask work registrations and mask work applications and all other corresponding rights, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, (g) trade secrets, confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation, and other proprietary information of every kind (collectively, if and to the extent proprietary, held as confidential and protectable as a “trade secret” under applicable Law, “Trade Secrets”), (h) all databases and data collections, (i) all other proprietary rights (including moral rights) and (j) all copies and tangible embodiments of any of the foregoing (in whatever form or medium).

“IRS” means Internal Revenue Service.

“knowledge,” when used with respect to a party, means the actual knowledge of the persons holding the following titles, or if there is none, people holding equivalent positions, at the applicable entity: Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer and General Counsel.

“Law” has the meaning set forth in Section 3.3(b).

“Liens” has the meaning set forth in Section 3.2(c).

“Marketing Period” means the first period of 20 consecutive days throughout and on the last day of which (i) Parent, Merger Sub and their Financing Sources will have received the Required Information (including the Required Information with respect to the Company’s fiscal year ended December 31, 2011), and such Required Information is Compliant, and (ii) all conditions set forth in Section 7.1 and Section 7.2 (other than those that by their nature will not be satisfied until the Effective Time) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied assuming the Effective Time were to be scheduled for any time during such consecutive 20 day period. Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced if, on or prior to the completion of such consecutive 20 day period, (A) the Company will have publicly announced any intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement will be required, (B) the Company will have failed to file any Annual Report on Form 10-K or Quarterly Report on Form 10-Q with the SEC when due, in which case the Marketing Period will be deemed not to commence unless and until any such report has been filed, or (C) the Required Information would not be Compliant throughout and on the last day of such 20 day period, in which case a new 20 day period will commence upon Parent, Merger Sub and their Financing Sources receiving updated Required Information that would be Compliant. If the Company will in good faith reasonably believe it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered on the date specified in that notice, unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information Parent reasonably believes the Company has not delivered).

“Material Adverse Effect” means, when used with respect to Parent or the Company, any effect that (a) has had a material adverse effect on the results of operations, assets, business or financial condition of Parent or the Company, as the case may be, taken as a whole, except that effects caused by any of the following, either alone or in combination, will not be taken into consideration for the purpose of determining whether a Material Adverse Effect has occurred pursuant to this clause (a): (i) any changes or circumstances affecting market, economic, credit, securities market, regulatory or political conditions in the U.S. or any other country in which Parent or the Company, as the case may be, operates to the extent that such effects are not borne disproportionately by Parent or the Company, as the case may be; (ii) any changes or circumstances affecting any industry in which Parent or the Company, as the case may be, operates to the extent that such effects are not borne disproportionately by Parent or the Company, as the case may be; (iii) any change in the price or availability of any raw material or commodity used or sold by the Parent or the Company, as the case may be, provided that such effects are not borne disproportionately by Parent or the Company, as the case may be; (iv) any enactment of, change in, or change in interpretation of, any Law or GAAP or governmental policy; (v) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war, or any escalation of any of the foregoing; (vi) any changes as a result of the announcement or pendency of this Agreement or performance of the Transactions, including by reason of the identity of the other party to the Transactions; (vii) any action taken pursuant to the terms of this Agreement or with the consent or at the direction of the other party to this Agreement (or any action not taken as a result of the failure of the other party to consent to any action requiring such other party’s consent); (viii) any change in the market price, or change in trading volume, of the capital stock of Parent or the Company, as the case may be; (ix) any failure by the Parent or the Company, as the case may be, to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or the Company, as the case may be; (x) any pending, initiated, or threatened legal or administrative proceeding, claim, suit or action against Parent or the Company, as the case may be, or any of their respective officers or directors, in each case, arising out of or relating to the Transactions and (xi) the effect of any matters specifically disclosed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or in the Company Reports or Parent Reports, as applicable, as filed or amended as through the date hereof but, solely for purposes of this clause (xi), and the references to the Company Reports or Parent Reports referenced to therein, this clause (xi) shall not be deemed to be an exclusion of consideration for any risk factor disclosure under the headings “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections in the Company Reports and Parent Reports, or (b) would, individually or in the aggregate, prevent or materially delay the consummation by Parent or the Company, as the case may be, of the Transactions.

“Maximum Premium” has the meaning set forth in Section 6.6(b).

“Measurement Date” has the meaning set forth in Section 3.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 1.5(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in Section 4.3(a).

“Merger Sub Bylaws” has the meaning set forth in Section 4.1(b).

“Merger Sub Charter” has the meaning set forth in Section 4.1(b).

“Non-U.S. DB Plan” has the meaning set forth in Section 3.10(l).

“NYSE” means the New York Stock Exchange.

“Offering Documents” has the meaning set forth in Section 6.13(b).

“Option Consideration” has the meaning set forth in Section 2.3(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Board” has the meaning set forth in Section 4.3(a).

“Parent Bylaws” has the meaning set forth in Section 4.1(b).

“Parent Charter” has the meaning set forth in Section 4.1(b).

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Letter” has the meaning set forth in the preamble to ARTICLE V.

“Parent Equity Awards” has the meaning set forth in Section 4.2(a).

“Parent Financial Statements” has the meaning set forth in Section 4.6(a).

“Parent Leased Real Property” has the meaning set forth in Section 4.15.

“Parent Intellectual Property” has the meaning set forth in Section 4.13(a).

“Parent Owned Real Property” has the meaning set forth in Section 4.15.

“Parent Preferred Stock” has the meaning set forth in Section 4.2(a).

“Parent Reports” has the meaning set forth in Section 4.5(a).

“Parent Stock Option” means an option to purchase a share of Parent Common Stock.

“Parent Subsidiary” has the meaning set forth in Section 3.1(c).

“Pension Plan” has the meaning set forth in Section 3.10(a).

“Permits” has the meaning set forth in Section 3.11.

“Permitted Lien” means (i) Liens in respect of any liabilities and obligations reflected in the financial statements of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, included in the Company Reports or Parent Reports, as applicable, (ii) with respect to the owned real property and leased real property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, (A) defects, exceptions, restrictions, rights of way, easements, covenants, encroachments and other imperfections of title and (B) zoning, entitlement, land use, environmental regulations, and building restrictions, none of which impairs the uses of such property as currently used by the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, such that such impairment, individually or in the aggregate, constitutes a Material Adverse Effect on the Company, or materially impair the use or operation of such property for their current use, (iii) Liens for current Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company’s or Parent’s financial statements, as applicable, (iv) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens that arise or are incurred in the ordinary course of business; and (v) other customary Liens levied, assessed or imposed against, or in any manner affecting, the property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, that, individually or in the aggregate, do not materially impair the use or operation of such property for their current use or have had a Material Adverse Effect on the Company.

“Person” means any individual (in any capacity) or legal entity, including a Governmental Entity.

“PPACA” means the Patient Protection and Affordable Care Act, as amended, and the guidance promulgated there under.

“Proxy Statement” has the meaning set forth in Section 3.4.

“Regulatory Agencies” means (i) any state or federal regulatory authority, (ii) the SEC, and (iii) any foreign regulatory authority.

“Release” means any release, spill, effluent, emission, leaking, pumping, injection, pouring, emptying, deposit, disposal, discharge, dispersal, leaching or migration into the environment, or into or out of any property owned, operated or leased by the applicable party.

“Representatives” means any officer, director, employee, investment banks, attorney or other advisor or representative of a Person.

“Required Information” means all customary financial and other information regarding the Company and its Subsidiaries that is reasonably available to or readily obtainable by the Company as may be reasonably requested by Parent or Merger Sub, including financial statements prepared in accordance with GAAP, audit reports, and other information and data regarding the Company and the Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1, Form S-3 or Form S-4 (or any successor forms thereto) under the Securities Act, and of the type and form, and for the periods, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made.

“Response” has the meaning set forth in CERCLA.

“Rights Agent” has the meaning set forth in the Recitals.

“Rights Agreement” means the 382 Rights Agreement, dated as of July 27, 2009, between the Company and the Rights Agent.

“Rights Agreement Amendment” has the meaning set forth in Section 3.21.

“SEC” has the meaning set forth in the preamble of ARTICLE III.

“Section 16 Information” means information accurate in all material respects regarding Company Insiders, the number of shares of Company Common Stock (including Company Restricted Stock) held by each such Company Insider and expected to be exchanged for shares of Parent Common Stock in the Merger, and the number and description of Company Stock Options held by each such Company Insider and expected to be cashed-out in connection with the Merger.

“Securities Act” has the meaning set forth in Section 3.5(a).

“Share” has the meaning set forth in Section 1.5(a).

“SOX” has the meaning set forth in Section 3.5(c).

“Specified Contracts” means (i) any joint venture agreement, (ii) agreements with the one top rail, marine and truck carrier by spend for 2011, (iii) agreements with the top 10 raw materials suppliers by spend for 2011, and (iv) agreements with the top five customers for the Advanced Interlayers division of the Company and the Technical Specialties division of the Company by annual revenue based on the 2011 forecast using actuals through November and the top five customers for the Performance Films division of the Company for the 11-month period ending November 30, 2011.

“Stock Consideration” has the meaning set forth in Section 1.5(a).

“Subsidiary” has the meaning set forth in Section 3.1(c).

“Superior Proposal” means a proposal or offer constituting an Acquisition Proposal that the Company Board (or a duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and a financial advisor) to be (i) more favorable to the stockholders of the Company than the Transactions, taking into account all relevant factors (including all terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) that the Company Board (or such committee) considers relevant, and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal that the Company Board (or such committee) considers relevant,, except that the reference to “20%” in the definition of “Alternative Proposal” will be deemed to be a reference to “50%”.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Surviving Corporation Subsidiary” has the meaning set forth in Section 3.1(c).

“Tax” or “Taxes” means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes of any kind, charges, levies or like assessments together with all penalties, and additions and interest thereto, whether disputed or not.

“Tax Return” includes all returns, reports, claims for refund and forms (including elections, attachments, declarations, disclosures, schedules, estimates and information returns) relating to Taxes, and including any amendment thereof.

“Termination Date” has the meaning set forth in Section 8.2(a).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transactions” has the meaning set forth in the Recitals.

“Warrant Agreement” has the meaning set forth in Section 2.3(e).

“Welfare Plan” has the meaning set forth in Section 3.10(a).

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IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SOLUTIA INC.

By:	/s/ Jeffry N. Quinn
	Name:	Jeffry N. Quinn
	Title:	Chairman of the Board, President and Chief Executive Officer

EASTMAN CHEMICAL COMPANY

By:	/s/ James P. Rogers
	Name:	James P. Rogers
	Title:	Chairman of the Board and Chief Executive Officer

EAGLE MERGER SUB CORPORATION

By:	/s/ David A. Golden
	Name:	David A. Golden
	Title:	President